Grupo Melo, S. A.

MELO

Apartado Postal 0816-07582
Panamá, Rep. de Panamá

Vía España 2313 - Río Abajo
Teléfono 221 -0033
Fax: 224-2311
www.grupomelo.com

RECEIVED
2007 SEP 27 A 9:39

September 24, 2007

[redacted]

07027043

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

SUPPL

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on March 31th, 2007.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the three months ended March 31th, 2007.
3. Quarter Update Report for the three months ended on June 30th, 2007.
4. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the six months ended June 30th, 2007.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6970, 323-6978 or 323-6900.

Sincerely yours,

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

Ricaurte Castrellón D.
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

10/2

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on March 31st, 2007

Business Name of the Issuer: **GRUPO MELO, S.A.**

Registered securities: **Common Stocks**

TELEPHONE: **221-0033 FAX 224-2311**

Address: **VIA ESPAÑA 2313, RIO ABAJO**

EMAIL: **dirfinanzas@grupomelo.com**

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 7 departments: Foods, Stores, Machinery, Wood, Restaurants, Real State and Services.

I PART
ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At March 31st, 2007, the current assets of Grupo Melo,S.A. were set up in B/.64.6millions, which is equal to an increase with respect to December of 2006 of B/.3.6 millions or 6.0%. The main increase in the fixed assets came from the title of inventories, specially in the Departments of Foods - -Dry Hay, due to price increase at international level of the inputs for dry hay for animals. Foods – Aggregated value, due to level increase of inventories of finished products and Machinery, do due to the increase in the inventories of industrial equipment and Isuzu vehicles with the object to satisfy the increasing demand, the rotation of the inventory of Group is of 2.82 times, better that the month of march 2006, when it was in 2.66 times. Additional the current assets had been influenced by the increase of the inventories of plots of land for sale, which increased to B/.0.5 millions or 10%.

* This document has been prepared with the knowledge that its contents will be at the disposition of the investors and general public.

The total assets at March 2007 rose to B/.142 millions, which shows an increase of B/.11.6 millions or 9.0% related to March 2006. this increase is principally due to the increase in the accounts receivable of the Department of Real State, for the increase in the inventories of new plots of land and the increase in the cash, product of the cash sales of the land plots.

The current liabilities at march 2007 presents a decrease related to the previous year of B/.6.3 millions, basically originated for the restructuring of the debt and the amortizations of the short term loans made by the Foods Group.

The index of liquidity of Grupo Melo, S.A. at March 2007 closed in 1.32 shown for the third consecutive quarterly an index superior to 1.25, object of the Group. At the closing of December 2006, this index was fixed in 1.27.

B. Capital Resources

At March 2007, the total assets show a balance of B/.141.9 millions, which generates a positive differential of B/.3.5 millions or 2.5%, related to the closing of December of 2006. This increase is originated by the increase in the before mentioned .current assets. In the same way, increases are shown in the titles of taxes paid ahead and the tittles of plots of land, real state and improvements.

The total liabilities amount to B/.87.4 millions, which equals to an increase of B/.0.6 millions or 0.7%, this differentials are principally influenced by the tittles of documents and payable accounts to suppliers. In the other hand, it has been experimented a decrease in the portions of short term payable bonds of B/.1.5 millions.

Grupo Melo, S.A. presents a rate debt / capital of 1.60 which shows an improvement related to the closing of March 2006, when it was set up in 1.80. This positive change in the index is principally due to the increase of the profits withhold that were generated in the period, which presents an increase of B/.2.8 millions or 9.3%

C. Results of the Operations.

At March 2007 sales at Group Melo, S.A. closed in B/.49.6 millions, which means B/.7.6 millions more than March 2006 or an increase of 18%. In the same way, comparing this results related to the budget of the year, we observe an increase of B/.2.3 millions or 5% The results obtained is product of the increase in sales in the Departments of Machinery (36%) and Stores (7%). Nevertheless, at March 2007 the gross margin of Group Melo, S.A. is of 47.2%, less than last year when it was in (50.7%) and equally to the budget which is of (48.6%), provoked principally by the increase in the sales costs of the Departments of Machinery and Restaurants. However, the profits of the quarterly are of 33%, higher to the comparative period of the year 2006. With respect to the margin of net profit obtained was of 6.51%, for the closing of March 2006 was of 2.75%.

The operations expenses of the Group rose to B/.18.6 millions, which represents an increase versus March 2006 of B/.1.5 millions or 8.8%, originated basically for the increase in the title of expenses of sales and human resources. However, versus the budget presents a decrease of B/387 thousand or 2.0%

D. Analysis of Perspectives.

For the first quarterly of year 2007 the behaviors of sales shows very satisfactory results as consequence of the growth of the national economy.

In the automotive area (lines Isuzu and Fiat) the compliance of the budget goals in sales is of 112% in the Isuzu line and of 72% for the Fiat Line. During the next months the efforts of sales in the Fiat line, will concentrate in the vehicles of more acceptance by the consumer public and the introduction of new models that has been successfully introduced in other markets. In the month of May we had the opening for the new Fiat Idea Adventure with which we will enter the segment of the sports-utilitarian vehicles (SUV) that had shown an outstanding growth in the Panamanian market. In the Machinery area, the increase on sales in the building construction was 250% above the budget and for the agriculture line 202% above the budget for the first quarterly of year 2007. The customers of the machinery have and excellent alternative in the equipment distributed by Copama (John Deere, Sullair, Bomag, etc..) and are been chosen versus other trade marks in the market. Other elements that have contributed to good performance of this area has been the availability of equipment for immediate delivery and the integral solution of the customers needs by Copama.

In the Department of Restaurants, during the first quarterly of the year we prepared and remodeled the places were the new Restaurants Pio Pio will operate and that soon will be opening for the public. That is the case of the new Restaurant Pio Pio that started operations in the month of April in the City of Penonome and the new Restaurant Pio Pio that will be located in the remodeled Centro Comercial of El Dorado and that will start operations during the month of May. Additionally, we have already in project three new Restaurants Pio Pio that will start operations by the end of the second quarterly and the beginning of the third quarterly of this year.

During the first quarterly of this year the operations of the Department of Stores has overpass the results of the same quarterly of the previous year as well as the expectations for the first quarterly of 2007. During this quarterly, the profits before the taxes obtained by the Department of Stores reflects a good level of performance as the same are 22% superior to the results of the same quarterly of the previous year and at the same time overpass in 51% the figures of the budget performance for this quarterly.

This good outcomes were achieved as consequence of the increase in the levels of sales and that joined with the good controls in the operative expenses gave as a result an overpass of the budgeted figures and of the results of the first quarterly of the previous year. The gross margin over the sales was a little affected by the increase of the costs of the main articles marketed for this Department.

We anticipate that the rest of the year will continue at the level of performance obtained up to this date by the Department of Stores, as consequence of he growth of the national economy and by the establishing of important sales strategies. In the month of January, started operations a new Almacen Agropecuario Melo in the County of El Espino , in the outside of the city of Chorrera.

The second quarterly will be of great activity for the Department of Stores, as by the arrival of the rainy season it will start important agricultural activities as the crop season of rice, sugar cane and the maintenance and expansion of the pasture for the cattle. Equally, in this quarterly will be a great activity in the building industry that will impulse the sales of the corporations of stores Comasa y Multilaminas.

Continuing with the expansion plans, during the month of April started operations a new Almacen Agropecuario Melo in the County of Tonosi, Province of Los Santos This new store will fulfill the expectations and needs of the variety of customers of the region that goes from the traditional agriculture and cattle to the growing demand of export cultivatable. Equally, we have already started the works of the construction of the building of the future Almacen Agropecuario Melo in the County of Ocu, Province of Herrera.

By the end of the second quarterly will be the opening of a new Almacen Melo Pet & Garden in the Mall Los Pueblos of Albrook, taking advantage of the tremendous commercial success obtained by this Mall.

The panorama overseen three month ago in the Department of Dry Hay Food, with reference to the high costs of the row material has not changed significantly. For the second quarterly of this year we await that the costs continue high due to the high volatility of the grain market for the climatologic factors in the production areas and the coming of the easiness of the production of Etanol, this, notwithstanding the great increase of the superficies of sown land of corn for this year.

On the other hand, the sales of chicken increased in a 8% versus the same period of last year. The sales on table eggs decreased in a 14% versus to the same period of last year, while in boxes sold the decrease was of a 1%. This situation was due to the increase in the production by the actual producers and the arising of new competitors.

The consume of chicken meat has kept growing due to the preference by the consumers for this meat perceived as a healthy nourishment and with accessible prices to the consumer under the prices of read meat and pork meat.

In this period continues improving the productivity of the Poultry processing plant of Juan Diaz<, by the installing of a new stunning
machine for the sacrifice of poultry and the improvement of the conditions appropriate to this process, which has increased the performance of the chicken meat. The local sales of the products of aggregated value during the first three month of year 2007 raised 28%, versus the same period of year 2006. This increases, together with other factors, could result in the adequate volumes to favor the profits of the plant MEM.

The Department of Division of Real States has achieved to exceed in a 8% the budget of sales for the first quarterly of 2007. A relevant aspect in the behaviors of the sales has been the closing of cash transactions in the order of 78% of the total sales. Which translates in a improvement of the cash flow of the Division. On the other hand, in relation to the participation of the total sales, the transactions towards the local market represented a 42%, while the transactions to the international market reached 58%.

Besides of what is expressed above, we have obtained positive results in the placing of the asphalted seal to the access road to our Urbanization Cerro Azul making it easier the capture of customers in this area and potential future sales in this project. Additionally, we ended the remodeling of the new and modern administration office in the City of Panama, which will allow us to increase the efficiency of our operations and to give a better service to our customers and proprietaries of our urbanizations.

In the project Altos del Maria we are finishing the last retouching of what will be our new Visitors Center which will allow us to improve the attention to the customer and to elevate the image of the different projects developed or to be developed by the corporation in the area of Altos del Maria. In the same way, we continue with the developing of new divisions of plots of land and the building of different model residences which objective is to satisfy the existing and future demand of our customers. Finally, during this quarterly we finished the building and has started functioning the new control at the gate of the project Altos del Maria.

II PART
FINANCIALSUMMARY
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	**Quarterly At 31/03/07**	**Quarterly at 31/12/07**	**Quarterly at 30/09/06**	**Quarterly at30/06 /06**
Total Sales or Incomes	50,505	190.690	137,155	86,960
Operation Margin	9.80%	8.37%	10.85%	8.09%
General and Administrative Expenses.	17,131	66,157	50,073	33,088
Net Profit or Loss	3,228	8,826	7,962	4,167
Shares issued and circulating*	2,323,044	2,323,044	2,323,044	2,323,044
Profit or Loss per share*	$1.39	$3.80	$3.43	$1.79
Depreciation and Amortization	1,422	5,726	1,179	2,504
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	**Quarterly At 31/03/07**	**Quarterly at 31/12/07**	**Quarterly at 30/09/06**	**Quarterly at30/06 /06**
Current Assets	64,636	60,993	63,229	59,344
Total Assets	141,914	138,448	139,176	132,793
Current Liabilities	48,903	47,870	49,142	57,457
Long Term Debt	35,250	35,711	39,857	28,265
Preferential Stocks	0	0	0	0
Paid Capital	21,776	21,776	21,776	21,776
Retained earnings	32,661	29,868	28,343	25,245
Total Stockholders equity	54,534	51,715	50,177	47,071
FINANCIAL RATIOS				
Dividend / Share	$0.18	$0.76	$0.76	$0.76
Total Debt/ Patrimony	1.54	1.68	1.77	1.82
Working Capital	15,734	13,124	14,087	1,887
Up-to-date Rate	1.32	1.27	1.29	1.03
Operative earnings / Financial Expenses	3.56	2.85	3.70	2.68

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating . The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Securities Commission, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Securities Commission.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A	6,000,000.00
BAnistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from May 31st, 2007.

Eduardo Jaspe
Vicepresident

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S. A.**

Quarterly ended March 31, 2007 and 2006
with Independent Auditors' Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Virgilio Sosa	Principal Director
Jaime Sosa	Principal Director
Felix B. Maduro	Principal Director
Manuel D. Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Juan Carlos Fábrega	Principal Director
Ricardo Sosa	Deputy
Laury Melo de Alfaro	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas
Citibank, N.A.
Banco Aliado, S. A.
Banco Continental de Panamá, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Banco Bilbao Vizcaya Argentaria Panamá, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

External Auditors
Ernst & Young

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A. Annual Financial Statements

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 31 of March of 2007 and 31 of December of 2006, the connected states consolidated of results and cash flow, for the three finished months the 31 of March 2007 and 2006 in acordance with International Financial Reporting Standars. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the Internationa Financial Reporting Standars.

Rogelio A. Williams C.
CPA 2678

April 15, 2007
Panama, Republic of Panama

(Translation of financial statements originally Issued in Spanish)
Grupo Melo, .S.A.

Annual Financial Statements

CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006

	Notes		**March** *2007*		December *2006*
ASSETS					
Current Assets					
Cash	3	**B/.**	**4,336**	B/.	3,629
Notes and accounts receivable, net	4		**21,488**		21,522
Inventories, net	5		**31,267**		29,040
Inventory of layer hens	6		**1,509**		1,585
Parcel land for sale			**5,416**		4,900
Prepaid income tax			**24**		24
Prepaid expenses			**596**		293
			64,636		60,993
Non-current Assets					
Notes receivable, net of current portion	4		**6,234**		6,362
Deferred income tax	15		**274**		274
Investment, at equity	7		**1,901**		1,819
Raw land			**4,945**		5,366
Properties, equipment and improvements, net	8		**52,517**		52,616
Forestal investment	9		**3,805**		3,753
Severance fund			**2,502**		2,446
Other assets			**5,100**		4,818
			77,278		77,454
TOTAL ASSETS		**B/.**	**141,914**	B/.	138,447

The accompanying notes are integral part of the consolidated financial statements.

	Notes		March 2007		December 2006
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	10	**B/.**	**14,149**	B/.	13,700
Negotiable commercial securities	11		**5,000**		5,000
Bonds payable	12		**4,525**		5,100
Notes and accounts payable - trade			**20,664**		18,343
Accrued expenses and other liabilities	13		**4,565**		5,726
			48,903		47,869
Non-Current Liabilities					
Provision for seniority premium			**3,227**		3,152
Interest-bearing loans and borrowings	10		**6,289**		6,734
Bonds payable	12		**28,961**		28,976
			38,477		38,862
Commitments and contingencies	22				
Shareholders' Equity					
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)			**21,776**		21,776
Retained earnings			**32,661**		29,868
Complementary tax			**(66)**		(66)
			54,371		51,578
Minority interest			**163**		138
Total Shareholders' Equity			**54,534**		51,716
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**141,914**	B/.	138,447

CONSOLIDATED STATEMENTS OF INCOME
Quarterly ended March 31, 2007 and 2006

	Notes		2007		2006
Revenue					
Net sales		B/.	49,583	B/.	41,993
Cost of sales			(26,173)		(20,786)
Gross income			23,410		21,207
Other income			771		474
General and administrative expenses	20		(17,131)		(15,847)
Depreciation and amortization	8		(1,422)		(1,206)
Income from operating activities			5,628		4,628
Interest income			151		128
Interest and financial charges			(1,366)		(1,252)
Income from operating activities before income tax			4,413		3,504
Income tax	15		(1,219)		(1,051)
Income before profit (loss) in associate			3,194		2,453
Share on Profit (loss) of associate	7		34		(16)
Net income		B/.	3,228	B/.	2,437
Attributable to:					
Equity holders of the parent		B/.	3,203	B/.	2,427
Minority interests			25		10
		B/.	3,228	B/.	2,437
Earnings per share -basic and diluted	18	B/.	1.39	B/.	1.05

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Quarterly ended March 31, 2007 and 2006

	Notes		*2007*		*2006*
Revenue					
Net sales		B/.	49,583	B/.	41,993
Cost of sales			(26,173)		(20,786)
Gross income			23,410		21,207
Other income			771		474
General and administrative expenses	20		(17,131)		(15,847)
Depreciation and amortization	8		(1,422)		(1,206)
Income from operating activities			5,628		4,628
Interest income			151		128
Interest and financial charges			(1,366)		(1,252)
Income from operating activities before income tax			4,413		3,504
Income tax	15		(1,219)		(1,051)
Income before profit (loss) in associate			3,194		2,453
Share on Profit (loss) of associate	7		34		(16)
Net income		B/.	3,228	B/.	2,437
Attributable to:					
Equity holders of the parent		B/.	3,203	B/.	2,427
Minority interests			25		10
		B/.	3,228	B/.	2,437
Earnings per share -basic and diluted	18	B/.	1.39	B/.	1.05

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Quarterly ended March 31, 2007 and 2006

	Notes	*Issued Capital*	*Retained Earnings*	*Complementary Tax*	*Minority Interest*	*Total*
At January 1, 2006		B/. 21,776	B/. 22,836	B/. (75)	B/. 117	B/. 44,654
Net income		-	**8,792**	-	**33**	**8,825**
Dividends paid	16	-	**(1,760)**	-	**(12)**	**(1,772)**
Complementary tax, net		-	-	9	-	9
At December 31, 2006		**21,776**	**29,868**	**(66)**	**138**	**51,716**
Net income		-	3,203	-	25	3,228
Dividends paid	16	-	(410)	-		(410)
At March 31, 2007		**B/. 21,776**	**B/. 32,661**	**B/. (66)**	**B/. 163**	**B/. 54,534**

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarterly ended March 31, 2007 and 2006

	Notes		March 2007		2006
Cash flows from operating activities					
Income before income tax		B/.	**4,413**	B/.	3,504
Adjustments for:					
Provision for doubtful accounts	4		**168**		124
Depreciation and amortization	8		**1,422**		1,206
Provision for seniority premium			**143**		177
Interest paid and financial charges			**1,366**		1,252
Interest earned			**(151)**		(128)
Operating results before changes in working capital			**7,361**		6,135
Notes and accounts receivable			**(6)**		(1,104)
Inventories			**(2,227)**		(123)
Inventory of layer hens, net of transfers to inventory			**76**		124
Parcel land for sale			**(95)**		(292)
Prepaid expenses			**(303)**		(84)
Other assets			**(282)**		22
Notes and accounts payable - trade			**2,320**		(4,478)
Accrued expenses and other liabilities			**(2,380)**		(1,197)
Seniority premium paid			**(68)**		(129)
Cash proceeds from operations			**4,396**		(1,126)
Interest paid			**(1,366)**		(1,252)
Interest earned			**151**		128
Income tax paid			**-**		(12)
Net cash flows from operating activities			**3,181**		(2,262)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Quarterly ended March 31, 2007 and 2006

	Notes		March 2007		2006
Cash flows from investment activities					
Severance fund contribution, net		**B/.**	**(56)**	B/.	(83)
Investment, at equity			**(48)**		(79)
Purchase of property, equipment and improvements			**(1,323)**		(648)
Forestal investment	9		**(52)**		(24)
Net cash flows used in investment activities			**(1,479)**		(834)
Cash flows from financing actvities					
Loans and lease obligations payments			**(7,783)**		(8,318)
Proceeds from new loans and lease obligations			**7,788**		13,720
Redemption of bonds			**(590)**		(574)
Dividends paid			**(410)**		(391)
Net cash flows used in financing activities			**(995)**		4,437
Net increase (decrease) in cash			**707**		1,341
Cahs at January 1			**3,629**		2,401
Cash at December 31	3	**B/.**	**4,336**	B/.	3,742

The accompanying notes are integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing and sale, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of Grupo Melo's Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committee; in addition there is an Audit Committee, an Executive Compensation Committee, a Governance and Strategy Committee, and a Finance Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Corporate Information (continued)

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Corporate Information (continued)

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico Melo Klepitch - Alternate

Executive Compensation Committee

José Luis García de Paredes – Principal
Jaime Sosa – Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Ricardo Sosa – Principal
Virgilio Sosa – Principal
Jaime Sosa - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Virgilio Sosa - Principal
Eduardo Jaspe L. - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive any fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Corporate Information (continued)

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Corporate Information (continued)

- In the process of performing its responsabilities, the Committee may:
  - a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  - b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Corporate Information (continued)

Corporate Governance and Strategic Planning Committee

The Corporate Governance and Strategic Planning Committee's functions are:

- Promote full compliance of Grupo Melo and its subsidiaries' operations with corporate government parameters.
- To recommend amendment/s or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be presented to the Board of Directors, with observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategies for reaching an optimum financial structure.
- Strategies for following the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. Corporate Information (continued)

- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value. The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama's law.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. y Bienes Raíces Cerro Azul, S. A., after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

2.3 Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Inventories

Inventories are valued at the lower of cost and net realizable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to supplier invoices
Inventory of layer hens	Fair value
Parceled land for sale	Land purchased for development and sale are carried at cost

Allowance for slow-moving inventory or obsolescence

Management has an established policy for the determination of allowance for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow-moving inventories are dismissed from the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheets at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 40 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Property, equipment and improvements (continued)

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided.

Segment Information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Changes in accounting policies in accordance to the International Financial Reporting Standards (IFRS) and Interpretations no yet adopted.

As of March 31, 2007 the Group has not yet adopted the following new and amended IFRS and IFRIC interpretations during the year, which were not effective for the year then ended.

- IFRS 8 Operatives Segments: Disclosure and amendment to IAS 14 which will become effective for financial years beginning on or after 1 January 2009. IFRS 8 requires an entity to select and apply its accounting policies consistently for similar transactions, other events and conditions, unless an IFRS specifically requires or permits categorization of items for which different policies may be appropriate. Where and IFRS requires or permits such categorization, and appropriate accounting policy shall be selected and applied consistently to each category. Therefore, once a choice of benchmark or allowed alternative treatment has been made, it becomes accounting policy and must be applied consistently. Changes in accounting policy should only be made in accordance with IFRS 8.14. In this publication, where a choice is permitted by IFRS, the Group has adopted either the benchmark or the allowed alternative treatment as appropriate to the circumstances of the Group. The commentary gives further details of which policy has been selected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

3. Cash

	March *2007*		December *2006*	
Cash on hand	**B/.**	**85**	B/.	84
Demands accounts		**4,251**		3,545
	B/.	**4,336**	B/.	3,629

4. Notes and Accounts Receivable, Net

	March *2007*		December *2006*	
Notes receivable	**B/.**	**14,685**	B/.	13,137
Accounts receivable - clients		**13,540**		14,998
		28,225		28,135
Allowance for doubtful accounts		**(1,457)**		(1,310)
		26,768		26,825
Accounts receivable - other:				
Employees		**144**		117
Other		**810**		942
		27,722		27,884
Less: current portion of notes and accounts receivable clients		**21,488**		21,522
	B/.	**6,234**	B/.	6,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

4. Notes and Accounts Receivable, Net (continued)

Below is a breakdown of activities in the allowance for doubtful accounts:

		March *2006*		December *2005*
Balance at January 1	**B/.**	**1,310**	B/.	888
Increase in the year		**178**		819
Amounts written off		**(31)**		(397)
Balance at December 31	**B/.**	**1,457**	B/.	1,310

5. Inventories, Net

		March *2007*		December *2006*
Goods and materials	**B/.**	**15,939**	B/.	15,085
Machinery and equipment		**3,781**		3,049
Automobiles and spare parts		**3,168**		4,092
Poultry, eggs and food		**4,706**		3,125
Tires, batteries and others		**1,531**		1,368
		29,125		26,719
Less allowance for slow moving or obsolete inventory		**(96)**		(96)
		29,029		26,623
Inventory in transit		**2,238**		2,417
	B/.	**31,267**	B/.	29,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

6. Inventory of layer hens

		March 2007		December 2006
Reconciliation value of Inventory of layer hens:				
Carrying amount as of January 1, 2006	**B/.**	**1,585**	B/.	1,467
Increase due to purchases		**545**		1,148
Decrease due transfers to inventory		**(621)**		(623)
Changes in fair value atributable to physical changes		**-**		(407)
Carrying amount as of December 31, 2006	**B/.**	**1,509**	B/.	1,585

7. Investment, at Equity

	% of Participation		*Investment at Cost* *Marzo 2007*		*December 2006*
Procesadora Moderna, S. A.	50%	**B/.**	**1,849**	B/.	1,849
Compañía Ulises, S. A.	50%		**134**		134
Atlantic Grain Terminal, S. A.	25%		**357**		357
Recuperación de Proteínas, S. A.	50%		**608**		608
			2,948		2,948
Share on inicial accumulated losses			**(1,227)**		(1,125)
Share on year's losses			**34**		(112)
Investment disposal			**-**		10
Share on losses at year end			**(1,193)**		(1,227)
			1,755		1,721
Other investments			**146**		98
		B/.	**1,901**	B/.	1,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

8. Property, Equipment and Improvements, Net

March 31, 2007

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2007, net of accumulated depreciation and amortization	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
Additions	47	521	373	459	1,400
Reclassifications	-	49	-	(49)	-
Disposals	(47)	(291)	-	-	(338)
Disposal depreciation	-	253	8	-	261
Depreciation and amortization	(382)	(773)	(267)	-	(1,422)
At March 31, 2007, net of accumulated depreciation and amortization	B/. 30,959	B/. 17,201	B/. 2,425	B/. 1,932	B/. 52,517
At January 1, 2007, net of accumulated					
At cost	B/. 47,466	B/. 52,681	B/. 7,610	B/. 1,522	B/. 109,279
Accumulated depreciation and amortization	(16,125)	(35,239)	(5,299)	-	(56,663)
Net carrying amount	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
At March 31, 2007					
At cost	B/. 48,716	B/. 54,385	B/. 7,888	B/. 1,932	B/. 112,921
Depreciation and amortization	(17,757)	(37,184)	(5,463)	-	(60,404)
Net carrying amount	B/. 30,959	B/. 17,201	B/. 2,425	B/. 1,932	B/. 52,517

As of March 31, 2007 several properties with carrying amounts of B/.22,421,148 serve as guarantees for Group Company credit agreements, loans and bonds (See Note 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

8. Property, Equipment and Improvements, Net (continued)

December 31, 2006

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/. 31,085	B/. 17,844	B/. 1,030	B/. 598	B/. 50,557
Additions	2,485	2,880	2,065	1,192	8,622
Reclassifications	73	(10)	17	(80)	-
Disposals	(917)	(5,863)	(219)	(188)	(7,187)
Disposal depreciation	267	5,413	219	-	5,899
Depreciation and amortization	(1,652)	(2,822)	(801)	-	(5,275)
At December 31, 2006, net of accumulated depreciation and amortization	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
At January 1, 2006					
At cost	B/. 47,315	B/. 57,729	B/. 5,620	B/. 598	B/. 111,262
Accumulated depreciation and amortization	(16,230)	(39,885)	(4,590)	-	(60,705)
Net carrying amount	B/. 31,085	B/. 17,844	B/. 1,030	B/. 598	B/. 50,557
At December 31, 2006					
At cost	B/. 47,466	B/. 52,681	B/. 7,610	B/. 1,522	B/. 109,279
Acumulated depreciation and amortization	(16,125)	(35,239)	(5,299)	-	(56,663)
Net carrying amount	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616

As of December 31, 2006 several properties with carrying amounts of B/.21,758,323 serve as guarantees for Group Company credit agreements, loans and bonds (See Notes 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

9. Forestal Investment

		March 2007		December 2006
Reconciliation value of forestal investment:				
Carrying amount as of January 1, 2007	**B/.**	**3,753**	B/.	3,499
Increase due to purchases		**52**		211
Gain arising from changes in fair value attributable to physical changes		-		43
Carrying amount as of March 31, 2007	**B/.**	**3,805**	B/.	3,753

Disbursements made during 2007 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,197 less losses of B/.109 due to fires, generated net earnings of B/.1,088

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

10. Interest - Bearing Loans and Borrowings

At March 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		**March *2007***		December *2006*
Short - Term						
Overdraft and bank loans	7-8.75%	2006-2007	**B/.**	**11,452**	B/.	11,203
Mortgages	7.8-9%	2006-2007		**1,023**		1,149
Capital lease agreements	8-8.75%	2006-2007		**1,674**		1,348
			B/.	**14,149**	B/.	13,700
Long - Term						
Mortgages	7.8-9%	2009 - 2015	**B/.**	**5,246**	B/.	5,535
Capital lease agreements	8-8.75%	2008 - 2009		**1,043**		1,199
			B/.	**6,289**	B/.	6,734

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3080, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.35,100 according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of March 31, 2007, Grupo Melo, S. A. has used these credit lines for the amount of B/.11,452. Subsidiary companies use these collective credit facilities.

10. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049, 16857, 23394, 27399, 27665, 33786, 49008, 55655 and 52545.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

11. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000). As of March 31, 2007 and 2006, the Group had placed B/.5,000 on the Stock Market. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issue date. As of March 31, 2007 the annual interest rate of Negotiable Commercial Securities is approximately 6.125% - 6.5%.

This issue is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

12. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724, 211403, 39570, 41088 and 40616, besides of the parcels 39226, 40371, 40381, 40391 and others on which the Manuel E. Melo Factory is located.

12. Bonds Payable (continued)

A breakdown of bonds payable is as follows:

	March 2007	*December 2006*
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000 issued in series, bearing quarterly payable interest, at an floating rate based on Prime Rate + 2.25% p.a., which must never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/. 2,000**	B/. 2,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.5,000 issued in series, bearing interest payable quarterly at 8% p.a., maturing in December 2006.	**-**	
Bond issuance with a face value of B/.15,000 issued in series, earning variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% quarterly payable, and a maturity date of December 2012.	**9,486**	10,076
Bond issuance with a face value of B/.1,500 issued as Series A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.	**-**	
Bond issuance with a face value of B/.1,500 issued as Series B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**1,500**	1,500

12. Bonds Payable (continued)

	March 2007	December 2006
Empresas Melo, S. A. (continued)		
Bond issuance with a face value of B/.1,500 issued as Series D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**B/. 1,500**	B/. 1,500
Bonds issuance with a face value of B/10,000 issued in a one serie, bearing an annual interest of 8%, payable quarterly, with maturity date of December 2011.	**10,000**	10,000
Series bonds:		
A. **Serie A:** Series A bonds mature as of December 2007. Annual Libor interest rate is 6 months + 2.5%	**1,200**	1,200
B. **Serie B:** Series B bonds mature as of December 2008. Annual libor interest rate is 6 months + 2.75%	**1,200**	1,200
C. **Serie C:** Series C bonds mature as of December 2009. Annual libor interest rate is 6 months + 2.87%	**1,200**	1,200
D. **Serie D:** Series D bonds mature as of December 2010. Annual libor interest rate is 6 months + 3%	**1,200**	1,200
E. **Serie E:** Series C bonds mature as of December 2011. Annual libor interest rate is 6 months + 3.12%	**1,200**	1,200
F. **Serie F:** Series F bonds mature as of December 2012. Annual libor interest rate is 6 months + 3.25%	**1,500**	1,500
	33,486	34,076
Less: Current portion	**4,525**	5,100
Total	**B/. 28,961**	B/. 28,976

13. Accrued Expenses and Other Liabilities

		March 2007		December 2006
Vacations payable	B/.	509	B/.	562
Income tax and social security		473		629
Thirteen Month payable		509		69
Managers' profit sharing		893		869
Interest payable		218		206
Payroll withholdings		80		63
Income tax payable		1,219		2,178
Customers deposits		219		726
Others		445		424
	B/.	4,565	B/.	5,726

14. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred.

15. Income Tax

Major components of tax expenses for the year ended December 31 were:

		March *2007*		December *2006*
Income tax	**B/.**	**(1,219)**	B/.	(1,051)

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Calculation Basis				*Deferred Income Tax*			
		2007		*2006*		**2007**		*2006*
Seniority premium	**B/.**	**921**	B/.	921	**B/.**	**274**	B/.	274

15. Income Tax (continued)

The Group computed a deferred tax asset for B/.274 as of March 31, 2007. These balances are mainly the result of provision for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.921 as of March 31, 2007. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to International Financial Reporting Standard No.12, there must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

16. Dividends Paid

During 2007, dividends of B/.0.177 per ordinary share (totaling B/.410) were declared and paid.

During 2006, dividends of B/.0.758 per ordinary share (totaling B/.1,759) were declared and paid.

17. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

17. Segment Information (continued)

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The lumber segment is dedicated to manufacturing solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

18. Earnings per Share - Basic and Diluted

Basic earnings per share are calculated by dividing the years' net income by the number of common shares or shares issued and outstanding.

	March 2007	December 2006
Net income atributable to shareholders common shares for basic earnings	B/. 3,228	B/. 2,437
Number of common shares outstanding applicable for basic and diluted net income per share	2,323,044	2,323,044
Earning per share basic and diluted	B/. 1.39	B/. 1.05

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

19. Directors Fees

	March 2007	March 2006
Compensations:		
Group Directors with Executive Functions	B/. 186	B/. 119
Group Directors without Executive Functions	10	18
	B/. 196	B/. 137
Rentals:		
Group Directors with Executive Functions	B/. 110	B/. 110
Group Directors without Executive Functions	10	10
	B/. 120	B/. 120

20. General and Administrative Expenses

		March 2007		December 2006
Salaries, Commissions and premiums	B/.	5,461	B/.	4,553
Employees share in earnings		1,694		1,905
Travel, allowance and transportation		229		396
Legal and professional fees		421		546
Insurance		104		95
Rental		506		455
Electricity, telephone and water		1,476		1,283
Repair and maintenance		749		512
Maintenance of machinery		346		458
Cleaning		379		349
Inventory		67		36
Packaging, bags and paper		567		570
Office expenses		228		277
Stamps and sealed paper		33		35
Taxes		195		133
Bad debts		127		124
Delivery, freight and transport		613		522
Fumigation and medical expenses		197		266
Advertising		537		534
Bank charges		97		142
Gas and lubricants		819		814
Expenses of rim and accesory		88		89
Vehicle maintenance and spare parts		315		261
Supply and materials		325		234
Breeds		93		95
Sales tax		170		173
Selling expenses		500		408
Tools		447		211
Rent of equipment		54		18
Expenses transferable to cost		(6)		(8)
Miscellaneous		300		361
	B/.	17,131	B/.	15,847

22. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has contracted commercial financial leases for certain rolling equipment. These leases have an average life of 3 years.

Future minimum payments for financial leases include the present value of minimum payments, net of lease, and are comprised as follows:

	March 2007		December *2006*	
Within one year	**B/.**	**1,541**	B/.	1,349
More than one year, but less than three years		**1,043**		1,199
	B/.	**2,584**	B/.	2,548

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of licensed product net sales with a minimum annual payment of B/.200

Letter of credit

The Group maintains open letters of credit as of March 31, 2007, with different local banks, for B/.3,660.

Purchase of grains

As of March 31, 2007, the Group maintains commitments to purchase grains for B/.10,844.

22. Commitments and Contingencies (continued)

Cession of portfolio

The Group has transferred part of its notes receivable portfolio with a mortgage and antichretic guarantee as a result of property (land) sales, for which it received 100% of this account in cash. As part of the credit cession contract, the Group is forced to repurchase credits in arrears by three or more consecutive payments. As of March 31, 2007, the balance of this account is B/.6,890. Historically, this account's lateness has been at 1.2%.

Contingencies

Income tax

According to tax regulations in effect, income tax returns of entities constituted in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2006.

Civil Trials

1. There are two criminal actions against Cristian Miranda and Ariel Rodriguez for manslaughter, since both persons were driving vehicles owned by Empresas Melo, S. A. at the time of the accident. These cases are awaiting preliminary hearing dates.

2. A criminal proceeding against Ariel Rodriguez for alleged manslaughter. He was driving a vehicle owned by Empresas Melo, S. A. In this file a preliminary hearing took place at the First Criminal Court of the District of Panama, whereby a provisional dismissal was ruled in favor of the defendant.

Administrative Proceedings

1. An ordinary proceeding involving a high amount against Empacadora Avícola, S.A. and Henry French, an employee of the latter, in which damages are being claimed, including lost profit, moral and material damages, as a result of the traffic accident. The claim amount is B/550. This proceeding is pending, until the Court rules on this matter.

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on June 30th, 2007

Business Name of the Issuer: **GRUPO MELO, S.A.**

Registered securities: **Common Stocks**

TELEPHONE: **221-0033 FAX 224-2311**

Address: **VIA ESPAÑA 2313, RIO ABAJO**

EMAIL: **dirfinanzas@grupomelo.com**

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 7 departments: Foods, Stores, Machinery, Wood, Restaurants, Real State and Services.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At June 30th, 2007, the current assets of Grupo Melo,S.A. shows an increase of B/.7.8 millions or 13% versus to December 2006. This is due to the significant increase of the inventory of B/.4.5 millions, product of the openings of new locations of the Department of Stores and the growth of the sales of the Department of Machinery and the Autos Isuzu and Industrial Machinery lines. Equally is shown an increase of the title of document and accounts receivable of B/.1.5 millions, product of the increase in the sales of land plots of the Department of Real State.

*** This document has been prepared with the knowledge that its contents will be at the disposition of the investors and general public.**

The current liabilities in the first semester 2007, shows an increase of B/.11.7 millions or 24%, on which B/.8.3 millions corresponds to bank loans and B/.4.4 millions to the document and payable accounts to suppliers, this is caused for the purchase of the inventory and the financing of the investment.

The liquidity of Group Melo, S.A. closed in 1.16 better than last year, when it was in 1.03. Nevertheless, to December 2006 it stood in 1.27, which reveals a decline in the indicator in this first semester, product of the increase of the current liabilities, as indicated in the above paragraph.

B. Capital Resources

At June 2007, the total assets show a balance of B/.149.8 millions, which shows an increase of B/.11.4 millions or 8% versus the month of December of 2006. This behavior is the product of the increases in: the inventories, collectable documents and proprieties, equipment and net improvements. The total investment for the period reaches 4.4 millions.

At June 30th, 2007 The Group presents a rate debt / capital of 1.86, which shows a decline in this indicator versus December 2006 when it was in 1.68. Basically, these results come from the increase of the banking debt.

C. Results of the Operations.

At June 2007 sales at Grupo Melo, S.A. closed in B/.105 millions, which represents an increase in sales of B/.19.3 millions or 22% versus last year. This results are basically impelled by the increase in the Departments of Machinery, Stores, Poultry Breeding and Restaurants.

On the first semester of 2007 the Group obtains B/.47.9 millions gross profit, which represents a gross margin of 45.6%. This indicator is below -June 2006 (49.6%), due to the increase of the costs of sales, especially for the increase of the prices of the grains. Within the departments that principally impact this margin are: Group Poultry Breeding, Department of Restaurants, Department of Machinery and the Department of Stores.

The general and administrative expenses at June 2007 amount to B/.35.8 millions, which is equivalent to an increase of B/.2.7 millions or 8.1% versus June 2006. This increase is reflected in the expenses of human resources, as consequence of the creation of new positions, raise of the salaries, --benefit payments and for the increase of the commissions and awards product of the growth of the sales. Other titles that show increases but in lower proportion are the sales expenses and the public services expenses. Even with this increases, the relation general and administrative expenses / sales June of 2007 is of 34.1%, better than the 38.6% that ended in June 2006.

At June 2007 the Grupo obtained an accumulated profit before the taxes of B/.8.1,millions, superior to the same month of the year 2006 that ended in B/.5.6 millions. It is estimated that the net profit is of B/.5.9 millions with a net margin of 5.6%

D. Analysis of Perspectives.

The Panamanian economy maintains a positive growing tendency. The sectors of tourism, construction, commerce trade, ports, Free Zone and the Panama Canal continues reflecting advantageous indicators.

The consume of chicken meat continues increasing due to the preference of the consumers and to the best prices versus other meats. With this product we pretend to create more aggregated value and to make it easier for the customer the consume of fresh chicken products. Parallel, the Industrial Department (Dry Hay) continues improving the efficiency and productivity in the whole production chain and will acquire new vehicles to replace part of the existing automobiles fleet.

The Department of Restaurants continues its expansion plan,. During the second quarterly we have been building three new places of Pio Pio that will have the following locations: San Pedro, Juan Diaz; the second in the 24 de Diciembre, Tocumen and the third in Sabanitas, Province of Colon.

The Department of Foods – Aggregated Value obtained in the second quarterly a strong impulse in all its selling points. For the third quarterly we hope to maintain the growing rhythm that has sustained in the previous quarterlies. Also, we will launch new products that will allow to incursionate in other categories of products, different to the traditional lines.

The Department of Woods has made a total restructuring of the administration. The short term strategy is focus now in developing and increase even more the participation in the local market, due to the apogee of the urbanistc project and that these projects generate a better margin. Equally, we will develop other aggregated value products as laminas of MDF, overlay, small boards for decoration and edge covers, within others. In reference to the international market, we continue working in the market of Puerto Rico and Dominican Republic. In the area of Bavaro y Punta Cana there is an important development of tourism projects and the strategy is based in marketing the doors directly to the promoters.

The Department of Machinery hopes to keep for the third quarterly the consolidated growing rhythms for the lines of construction and Isuzu. Also, will be participating in the fair of Expo Capac Habitat and we await excellent results. The line Fiat soon will launch new models of Italian vehicles, this has as an objective to improve the image of the trade mark. As per the sales of agricultural machinery are kept stable for this new quarterly.

Equally, the sales to customers of the Department of Stores has been favored with the economic growth of the country. During the second quarterly of this year have grown at a rhythms of 20.3% versus the same quarterly of the previous year. Parallel to the growth in sales experienced, we have the profits before the taxes obtained by the Department of Stores during the second quarterly of this year reflex a good level or performance being those 30.0% higher than the profits obtained in the same quarterly of the previous years.

The results obtained has been achieved as consequence of a greater participation within the markets of products of animal health and protections to cultivars, increase in the volume of sales of dry-hay for animals and the increase in the offer of products for the construction.

For the third quarterly, we await great activity for the Department of stores as traditionally this has been its performance due to the jointure of the crop seasons of corn and rice and the beginning of the crop of summer cultivars for export. Equally, in this quarterly will be an important activity in the construction industry that will impulse sales of the corporations of stores Comasa and Multilaminas. Finally, during this quarterly will be the opening of four new stores Melo Pet & Garden in mall Los Pueblos or Albrook, Agricultural and Cattle Melo stores in the counties of Ocu in the Province of Herrera; Rio Sereno in the Province of Chiriqui, and a store of the chain Multilaminas in the Via Transistmica. This will allow us to maintain the leadership within the market on which we compete and at the same time will give more easiness, comfort and satisfaction to its customers; as will have better sales rooms, adequate storing space and over all with higher trained and motivated personnel.

This good outcomes were achieved as consequence of the increase in the levels of sales and that joined with the good controls in the operative expenses gave as a result an overpass of the budgeted figures and of the results of the first quarterly of the previous year. The gross margin over the sales was a little affected by the increase of the costs of the main articles marketed for this Department.

The Department of Real States for the second quarterly of 2007 has achieved to exceed in a 7% the budget of sales and maintain its growth. New real state projects continue generating expectation abroad and that is way maintains this market with a participation of 60% on its sales. Within the low tourism season we have achieved to maintain the number of visitors to the projects, product of the marketing and publicity plans to the international and national market. Also, a great part of this excellent results are due to real state growth, that our country experiments. Nevertheless, we must mention there is a certain grade of mistakes related to the mega projects in this type of business, due to the speculations to fix prices. Even with this inconvenient, the projects of Altos de Vistamares keeps its same rhythms of sales, due to that this market is focused characteristically in buyers that are looking for a place to retire. Within the future projects we have: Galicia, Asturias, Navarra, Valle Bonito, Casas de Granada. Additionally, the Department is taking advantage of the profound deep interest of the customers in the housing business, and that is the reason that we are building more than 20 houses country type and this is done because to day the customers look for finished product. It is important to mention, that all are with the option of short time sales.

II PART
FINANCIALSUMMARY
(on thousands of Balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/06/07	Quarterly At 31/03/07	Quarterly at 31/12/07	Quarterly at 30/09/06
Total Sales or Incomes	106.659	50,505	190.690	137,155
Operation Margin	8.83%	9.80%	8.37	10.85%
General and Administrative Expenses.	35,758	17,131	66,157	50,073
Net Profit or Loss	5,915	3,228	8,826	7,962
Shares issued and circulating*	2,242,642	2,323,044	2,323,044	2,323,044
Profit or Loss per share*	$2.64	$1.39	$3.80	$3.43
Depreciation and Amortization	2,866	1,422	5,276	1,179
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 30/06/07	Quarterly At 31/03/07	Quarterly at 31/12/07	Quarterly at 30/09/06
Current Assets	68,909	64,636	60,993	63,229
Total Assets	149,813	141,914	138,447	139,176
Current Liabilities	59,532	48,903	47,869	49,142
Long Term Debt	37,946	38,477	38,862	39,857
Preferential Stocks	0	0	0	0
Paid Capital	21,214	21,776	21,776	21,776
Retained earnings	31,013	32,661	29,869	28,343
Total Stockholders equity	52,335	54,534	51,716	50,177
FINANCIAL RATIOS				
Dividend / Share	$1.35	$0.18	$0.76	$0.76
Total Debt/ Patrimony	1.86	1.60	1.68	1.77
Working Capital	9,377	15,733	13,124	14,087
Up-to-date Rate	1.16	1.32	1.27	1.29
Operative earnings / Financial Expenses	3.33	3.56	2.85	3.70

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating . The Stocks do not have warrantor as it do not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Securities Commission.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from August 31st, 2007.

Arturo D. Melo K.
Vicepresident

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report

Grupo Melo, S.A.

Quarterly ended June 30, 2007 and 2006
With Independent Auditors Report

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A. Quartely Financial Statements

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Manuel D. Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas
Citibank, N.A.
Banco Aliado, S. A.
Banco Continental de Panamá, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Banco Bilbao Vizcaya Argentaria Panamá, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

External Auditors
Ernst & Young

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A. Quartely Financial Statements

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 30 of june of 2007 and 31 of December of 2006, the connected states consolidated of results and cash flow, for the six finished months the 30 of june of 2007 and 2006 in acordance with International Financial Reporting Standars. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the Internationa Financial Reporting Standars.

Rogelio A. Williams C.
CPA 2678

July 15, 2007
Panama, Republic of Panama

(Translation of financial statements originally Issued in Spanish)

Grupo Melo, .S.A.

CONSOLIDATED BALANCE SHEETS

June 30, 2007 and 2006

	Notes		**June** *2007*		December *2006*
ASSETS					
Current Assets					
Cash	3	**B/.**	**5,330**	B/.	3,629
Notes and accounts receivable, net	4		**23,087**		21,522
Inventories, net	5		**33,437**		29,040
Inventory of layer hens	6		**1,668**		1,585
Parcel land for sale			**4,718**		4,900
Prepaid income tax			**24**		24
Prepaid expenses			**645**		293
			68,909		60,993
Non-current Assets					
Notes receivable, net of current portion	4		**6,605**		6,362
Deferred income tax	15		**274**		274
Investment, at equity	7		**1,968**		1,819
Raw land			**5,660**		5,366
Properties, equipment and improvements, net	8		**54,127**		52,616
Forestal investment	9		**3,871**		3,753
Severance fund			**2,553**		2,446
Other assets			**5,846**		4,818
			80,904		77,454
TOTAL ASSETS		**B/.**	**149,813**	B/.	138,447

The accompanying notes are integral part of the consolidated financial statements.

	Notes		June 2007		December 2006
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	10	B/.	**22,638**	B/.	13,700
Negotiable commercial securities	11		**5,000**		5,000
Bonds payable	12		**4,427**		5,100
Notes and accounts payable - trade			**22,796**		18,343
Accrued expenses and other liabilities	13		**4,671**		5,726
			59,532		47,869
Non-Current Liabilities					
Provision for seniority premium			**3,202**		3,152
Interest-bearing loans and borrowings	10		**6,283**		6,734
Bonds payable	12		**28,461**		28,976
			37,946		38,862
Commitments and contingencies	22				
Shareholders' Equity					
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)			**21,214**		21,776
Retained earnings			**31,013**		29,868
Complementary tax			**(66)**		(66)
			52,161		51,578
Minority interest			**174**		138
Total Shareholders' Equity			**52,335**		51,716
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		B/.	**149,813**	B/.	138,447

CONSOLIDATED STATEMENTS OF INCOME
Quarterly ended June 30, 2007 and 2006

	Notes		2007		2006
Revenue					
Net sales		B/.	104,997	B/.	85,739
Cost of sales			(57,100)		(43,214)
Gross income			47,897		42,525
Other income			1,357		944
General and administrative expenses	19, 20		(35,758)		(33,088)
Depreciation and amortization	8		(2,866)		(2,504)
Income from operating activities			10,630		7,877
Interest income			305		277
Interest and financial charges			(2,786)		(2,584)
Income from operating activities before income tax			8,149		5,570
Income tax	15		(2,336)		(1,278)
Income before profit (loss) in associate			5,813		4,292
Share on Profit (loss) of associate	7		102		(125)
Net income		B/.	5,915	B/.	4,167
Attributable to:					
Equity holders of the parent		B/.	5,879	B/.	4,158
Minority interests			36		9
		B/.	5,915	B/.	4,167
Earnings per share -basic and diluted	18	B/.	2.64	B/.	1.79

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Quarterly ended June 30, 2007 and 2006

	Notes	*Issued Capital*	*Retained Earnings*	*Complementary Tax*	*Minority Interest*	*Total*
At January 1, 2006		B/. 21,776	B/. 22,836	B/. (75)	B/. 117	B/. 44,654
Net income		-	**8,792**	-	**33**	**8,825**
Dividends paid	16	-	**(1,760)**	-	**(12)**	**(1,772)**
Complementary tax, net		-	-	9	-	9
At December 31, 2006		**21,776**	**29,868**	**(66)**	**138**	**51,716**
Net income		-	5,915	-	36	5,951
Share reacquires		**(3,799)**	-	-	-	(3,799)
Dividends capitalize		**1,752**	(1,752)	-	-	-
Dividends paid	16	-	(1,533)	-	-	(1,533)
Dividends paid on shares		**1,485**	**(1,485)**	-	-	-
At June 30, 2007		**B/. 21,214**	**B/. 31,013**	**B/. (66)**	**B/. 174**	**B/. 52,335**

The accompanying notes are integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Quarterly ended June 30, 2007 and 2006

	Notes	June 2007		June 2006	
Cash flows from operating activities					
Income before income tax		**B/.**	**8,149**	B/.	5,570
Adjustments for:					
Provision for doubtful accounts	4		**282**		248
Depreciation and amortization	8		**2,866**		2,504
Provision for seniority premium			**277**		334
Interest paid and financial charges			**2,336**		2,584
Interest earned			**(305)**		(277)
Operating results before changes in working capital			**13,605**		10,963
Notes and accounts receivable			**(2,090)**		(846)
Inventories			**(4,397)**		(571)
Inventory of layer hens, net of transfers to inventory			**(83)**		244
Parcel land for sale			**(112)**		(747)
Prepaid expenses			**(352)**		(193)
Other assets			**(1,028)**		(620)
Notes and accounts payable - trade			**4,452**		(1,777)
Accrued expenses and other liabilities			**(2,608)**		259
Seniority premium paid			**(227)**		(215)
Cash proceeds from operations			**7,160**		6,497
Interest paid			**(2,336)**		(2,584)
Interest earned			**305**		277
Income tax paid			**(783)**		-
Net cash flows from operating activities			**4,346**		4,190

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Quarterly ended June 30, 2007 and 2006

	Notes		2007		2006
Cash flows from investment activities					
Severance fund contribution, net		B/.	(107)	B/.	(153)
Investment, at equity			(47)		(92)
Purchase of property, equipment and improvements			(4,377)		(1,897)
Forestal investment	9		(118)		(125)
Net cash flows used in investment activities			(4,649)		(2,267)
Cash flows from financing actvities					
Loans and lease obligations payments			(13,247)		(19,339)
Proceeds from new loans and lease obligations			21,738		22,980
Redemption of bonds			(1,189)		(1,152)
share reacquire			(3,799)		-
Dividends paid			(3,018)		(1,758)
Minority interest			36		9
Dividends capitalize			1,483		-
Net cash flows used in financing activities			2,004		740
Net increase (decrease) in cash			1,701		2,663
Cahs at January 1			3,629		2,401
Cash at December 31	3	B/.	5,330	B/.	5,064

The accompanying notes are integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing and sale, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of Grupo Melo's Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committee; in addition there is an Audit Committee, an Executive Compensation Committee, a Governance and Strategy Committee, and a Finance Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

1. Corporate Information (continued)

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

1. Corporate Information (continued)

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico Melo Klepitch - Alternate

Executive Compensation Committee

José Luis García de Paredes – Principal
Carlos Henriquez – Principal
Alfonso de la Espriella -Principal
Laury Melo de Alfaro - Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso de la Espriella – Principal
Miguel De Janón – Principal
Federico Melo Klepitch - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henriquez - Principal
Eduardo Jaspe L. - Principal

Grupo Melo employees participating as members of any committee do not receive any fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

1. Corporate Information (continued)

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

1. Corporate Information (continued)

- In the process of performing its responsabilities, the Committee may:
  - a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  - b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

1. Corporate Information (continued)

Corporate Governance and Strategic Planning Committee

The Corporate Governance and Strategic Planning Committee's functions are:

- Promote full compliance of Grupo Melo and its subsidiaries' operations with corporate government parameters.
- To recommend amendment/s or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be presented to the Board of Directors, with observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategies for reaching an optimum financial structure.
- Strategies for following the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.

- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is no harassment nor discrimination, at any level of the organization.

- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

1. Corporate Information (continued)

- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value. The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama's law.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. y Bienes Raíces Cerro Azul, S. A., after the eliminations of all material intercompanies transactions.

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

2.3 Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Inventories

Inventories are valued at the lower of cost and net realizable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to supplier invoices
Inventory of layer hens	Fair value
Parceled land for sale	Land purchased for development and sale are carried at cost

Allowance for slow-moving inventory or obsolescence

Management has an established policy for the determination of allowance for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow-moving inventories are dismissed from the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheets at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 40 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Property, equipment and improvements (continued)

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided.

Segment Information

A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Changes in accounting policies in accordance to the International Financial Reporting Standards (IFRS) and Interpretations no yet adopted.

As of June 30, 2007 the Group has not yet adopted the following new and amended IFRS and IFRIC interpretations during the year, which were not effective for the year then ended.

- IFRS 8 Operatives Segments: Disclosure and amendment to IAS 14 which will become effective for financial years beginning on or after 1 January 2009. IFRS 8 requires an entity to select and apply its accounting policies consistently for similar transactions, other events and conditions, unless an IFRS specifically requires or permits categorization of items for which different policies may be appropriate. Where and IFRS requires or permits such categorization, and appropriate accounting policy shall be selected and applied consistently to each category. Therefore, once a choice of benchmark or allowed alternative treatment has been made, it becomes accounting policy and must be applied consistently. Changes in accounting policy should only be made in accordance with IFRS 8.14. In this publication, where a choice is permitted by IFRS, the Group has adopted either the benchmark or the allowed alternative treatment as appropriate to the circumstances of the Group. The commentary gives further details of which policy has been selected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

3. Cash

	June *2007*		December *2006*	
Cash on hand	B/.	91	B/.	84
Demands accounts		5,239		3,545
	B/.	5,330	B/.	3,629

4. Notes and Accounts Receivable, Net

	June *2007*		December *2006*	
Notes receivable	B/.	15,197	B/.	13,137
Accounts receivable - clients		14,912		14,998
		30,109		28,135
Allowance for doubtful accounts		(1,411)		(1,310)
		28,698		26,825
Accounts receivable - other:				
Employees		122		117
Other		872		942
		29,692		27,884
Less: current portion of notes and accounts receivable clients		23,087		21,522
	B/.	6,605	B/.	6,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

4. Notes and Accounts Receivable, Net (continued)

Below is a breakdown of activities in the allowance for doubtful accounts:

		June *2006*		December *2005*
Balance at January 1	B/.	1,310	B/.	888
Increase in the year		282		819
Amounts written off		(181)		(397)
Balance at June 30	B/.	1,411	B/.	1,310

5. Inventories, Net

		June *2007*		December *2006*
Goods and materials	B/.	17,924	B/.	15,085
Machinery and equipment		3,533		3,049
Automobiles and spare parts		3,601		4,092
Poultry, eggs and food		4,216		3,125
Tires, batteries and others		1,591		1,368
		30,865		26,719
Less allowance for slow moving or obsolete inventory		(96)		(96)
		30,769		26,623
Inventory in transit		2,668		2,417
	B/.	33,437	B/.	29,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

6. Inventory of layer hens

		June 2007		December 2006
Reconciliation value of Inventory of layer hens:				
Carrying amount as of January 1, 2006	**B/.**	**1,585**	B/.	1,467
Increase due to purchases		**1,220**		1,148
Decrease due transfers to inventory		**(1,137)**		(623)
Changes in fair value atributable to physical changes		**-**		(407)
Carrying amount as of June 30, 2007	**B/.**	**1,668**	B/.	1,585

7. Investment, at Equity

	% of Participation		Investment at Cost June 2007		December 2006
Procesadora Moderna, S. A.	50%	**B/.**	**1,849**	B/.	1,849
Compañía Ulises, S. A.	50%		**134**		134
Atlantic Grain Terminal, S. A.	25%		**357**		357
Recuperación de Proteínas, S. A.	50%		**608**		608
			2,948		2,948
Share on inicial accumulated losses			**(1,227)**		(1,125)
Share on year's losses			**102**		(112)
Investment disposal			**-**		10
Share on losses at year end			**(1,125)**		(1,227)
			1,823		1,721
Other investments			**145**		98
		B/.	**1,968**	B/.	1,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

8. Property, Equipment and Improvements, Net

June 30, 2007

	Improvements	*and Equipment*	*Equipment*	*in Progress*	*Total*
At January 1, 2007, net of accumulated depreciation and amortization	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
Additions	703	1,753	1,091	1,118	4,665
Reclassifications	215	103	-	(318)	-
Disposals	(353)	(5,999)	(2,499)	-	(8,851)
Disposal depreciation	250	5,810	2,503	-	8,563
Depreciation and amortization	(756)	(1,545)	(565)	-	(2,866)
At June 30, 2007, net of accumulated depreciation and amortization	B/. 31,400	B/. 17,564	B/. 2,841	B/. 2,322	B/. 54,127
At January 1, 2007, net of accumulated					
At cost	B/. 47,466	B/. 52,681	B/. 7,610	B/. 1,522	B/. 109,279
Accumulated depreciation and amortization	(16,125)	(35,239)	(5,299)	-	(56,663)
Net carrying amount	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
At June 30, 2007					
At cost	B/. 49,544	B/. 51,141	B/. 6,107	B/. 2,322	B/. 109,114
Depreciation and amortization	(18,144)	(33,577)	(3,266)	-	(54,987)
Net carrying amount	B/. 31,400	B/. 17,564	B/. 2,841	B/. 2,322	B/. 54,127

As of June 30, 2007 several properties with carrying amounts of B/.22,421,148 serve as guarantees for Group Company credit agreements, loans and bonds (See Note 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 and 2006

8. Property, Equipment and Improvements, Net (continued)

December 31, 2006

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/. 31,085	B/. 17,844	B/. 1,030	B/. 598	B/. 50,557
Additions	2,485	2,880	2,065	1,192	8,622
Reclassifications	73	(10)	17	(80)	-
Disposals	(917)	(5,863)	(219)	(188)	(7,187)
Disposal depreciation	267	5,413	219	-	5,899
Depreciation and amortization	(1,652)	(2,822)	(801)	-	(5,275)
At December 31, 2006, net of accumulated depreciation and amortization	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
At January 1, 2006					
At cost	B/. 47,315	B/. 57,729	B/. 5,620	B/. 598	B/. 111,262
Accumulated depreciation and amortization	(16,230)	(39,885)	(4,590)	-	(60,705)
Net carrying amount	B/. 31,085	B/. 17,844	B/. 1,030	B/. 598	B/. 50,557
At December 31, 2006					
At cost	B/. 47,466	B/. 52,681	B/. 7,610	B/. 1,522	B/. 109,279
Acumulated depreciation and amortization	(16,125)	(35,239)	(5,299)	-	(56,663)
Net carrying amount	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616

As of December 31, 2006 several properties with carrying amounts of B/.21,758,323 serve as guarantees for Group Company credit agreements, loans and bonds (See Notes 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

9. Forestal Investment

	March *2007*		December *2006*	
Reconciliation value of forestal investment:				
Carrying amount as of January 1, 2007	**B/.**	**3,753**	B/.	3,499
Increase due to purchases		**118**		211
Gain arising from changes in fair value attributable to physical changes		-		43
Carrying amount as of June 30, 2007	**B/.**	**3,871**	B/.	3,753

Disbursements made during 2007 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,197 less losses of B/.109 due to fires, generated net earnings of B/.1,088

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

10. Interest - Bearing Loans and Borrowings

At June 30, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		June *2007*		December *2006*
Short - Term						
Overdraft and bank loans	7-8.75%	2006-2007	B/.	**20,417**	B/.	11,203
Mortgages	7.8-9%	2006-2007		**1,022**		1,149
Capital lease agreements	8-8.75%	2006-2007		**1,199**		1,348
			B/.	22,638	B/.	13,700
Long - Term						
Mortgages	7.8-9%	2009 - 2015	B/.	**4,945**	B/.	5,535
Capital lease agreements	8-8.75%	2008 - 2009		**1,338**		1,199
			B/.	6,283	B/.	6,734

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3080, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.35,100 according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of June 30, 2007, Grupo Melo, S. A. has used these credit lines for the amount of B/.20,417. Subsidiary companies use these collective credit facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

10. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049, 16857, 23394, 27399, 27665, 33786, 49008, 55655 and 52545.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

11. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000). As of June 30, 2007 and 2006, the Group had placed B/.5,000 on the Stock Market. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issue date. As of March 31, 2007 the annual interest rate of Negotiable Commercial Securities is approximately 6.125% - 6.5%.

This issue is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

12. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724, 211403, 39570, 41088 and 40616, besides of the parcels 39226, 40371, 40381, 40391 and others on which the Manuel E. Melo Factory is located.

12. Bonds Payable (continued)

A breakdown of bonds payable is as follows:

	June 2007	*December 2006*
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000 issued in series, bearing quarterly payable interest, at an floating rate based on Prime Rate + 2.25% p.a., which must never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/. 1,500**	B/. 2,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.5,000 issued in series, bearing interest payable quarterly at 8% p.a., maturing in December 2006.	**9,388**	10,076
Bond issuance with a face value of B/.15,000 issued in series, earning variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% quarterly payable, and a maturity date of December 2012.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**10,000**	10,000

12. Bonds Payable (continued)

	March 2007	*December 2006*
Series bonds:		
A. **Serie A:** Series A bonds mature as of December 2007. Annual Libor interest rate is 6 months + 2.5%	**1,200**	1,200
B. **Serie B:** Series B bonds mature as of December 2008. Annual libor interest rate is 6 months + 2.75%	**1,200**	1,200
C. **Serie C:** Series C bonds mature as of December 2009. Annual libor interest rate is 6 months + 2.87%	**1,200**	1,200
D. **Serie D:** Series D bonds mature as of December 2010. Annual libor interest rate is 6 months + 3%	**1,200**	1,200
E. **Serie E:** Series C bonds mature as of December 2011. Annual libor interest rate is 6 months + 3.12%	**1,200**	1,200
F. **Serie F:** Series F bonds mature as of December 2012. Annual libor interest rate is 6 months + 3.25%	**1,500**	1,500
	32,888	34,076
Less: Current portion	**4,427**	5,100
Total	**B/. 28,961**	B/. 28,976

13. Accrued Expenses and Other Liabilities

	June *2007*		December *2006*	
Vacations payable	B/.	**485**	B/.	562
Income tax and social security		**453**		629
Thirteen Month payable		**380**		69
Managers' profit sharing		**243**		869
Interest payable		**275**		206
Payroll withholdings		**91**		63
Income tax payable		**1,553**		2,178
Customers deposits		**352**		726
Others		**839**		424
	B/.	**4,671**	B/.	5,726

14. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred.

15. Income Tax

Major components of tax expenses for the year ended June 30 were:

	June			
		2007		*2006*
Income tax	**B/.**	**(2,339)**	B/.	(1,278)

Deferred tax assets

Deferred taxes at June 30 relates to the following:

	Calculation Basis				*Deferred Income Tax*			
		2007		*2006*		**2007**		*2006*
Seniority premium	**B/.**	**921**	B/.	921	**B/.**	**274**	B/.	274

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

15. Income Tax (continued)

The Group computed a deferred tax asset for B/.274 as of June 30, 2007. These balances are mainly the result of provision for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.921 as of June 30, 2007. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to International Financial Reporting Standard No.12, there must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

16. Dividends Paid

During 2007, dividends of B/.1.343 per ordinary share (totaling B/.3018) were declared and paid.

During 2006, dividends of B/.0.758 per ordinary share (totaling B/.1,759) were declared and paid.

17. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

17. Segment Information (continued)

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The lumber segment is dedicated to manufacturing solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

18. Earnings per Share - Basic and Diluted

Basic earnings per share are calculated by dividing the years' net income by the number of common shares or shares issued and outstanding.

	June *2007*		December *2006*	
Net income atributable to shareholders common shares for basic earnings	B/.	5,915	B/.	4,167
Number of common shares outstanding applicable for basic and diluted net income per share		2,242,642		2,323,044
Earning per share basic and diluted	B/.	2.64	B/.	1.79

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

19. Directors Fees

	June			
	2007		*2006*	
Compensations:				
Group Directors with Executive Functions	B/.	326	B/.	230
Group Directors without Executive Functions		21		29
	B/.	347	B/.	259
Rentals:				
Group Directors with Executive Functions	B/.	159	B/.	139
Group Directors without Executive Functions		10		19
	B/.	169	B/.	158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

20. General and Administrative Expenses

		June 2007		December 2006
Salaries, Commissions and premiums	B/.	11,143	B/.	10,248
Employees share in earnings		3,771		3,147
Travel, allowance and transportation		464		455
Legal and professional fees		972		1,111
Insurance		216		190
Rental		1,130		934
Electricity, telephone and water		3,011		2,705
Repair and maintenance		1,496		1,246
Maintenance of machinery		808		869
Cleaning		788		731
Inventory		115		71
Packaging, bags and paper		1,164		1,158
Office expenses		479		535
Stamps and sealed paper		77		80
Taxes		345		417
Bad debts		282		246
Delivery, freight and transport		1,219		1,077
Fumigation and medical expenses		434		556
Advertising		1,098		1,003
Bank charges		245		264
Gas and lubricants		1,744		1,698
Expenses of rim and accesory		175		192
Vehicle maintenance and spare parts		632		553
Supply and materials		702		579
Breeds		174		181
Sales tax		382		346
Selling expenses		1,046		866
Tools		899		828
Rent of equipment		71		57
Expenses transferable to cost		(15)		(17)
Miscellaneous		691		762
	B/.	35,758	B/.	33,088

22. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has contracted commercial financial leases for certain rolling equipment. These leases have an average life of 3 years.

Future minimum payments for financial leases include the present value of minimum payments, net of lease, and are comprised as follows:

	June 2007		December 2006	
Within one year	B/.	1,022	B/.	1,349
More than one year, but less than three years		1,338		1,199
	B/.	2,360	B/.	2,548

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of licensed product net sales with a minimum annual payment of B/.200

Letter of credit

The Group maintains open letters of credit as of June 30, 2007, with different local banks, for B/.6,147.

Purchase of grains

As of June 30, 2007, the Group maintains commitments to purchase grains for B/.7,928.

22. Commitments and Contingencies (continued)

Cession of portfolio

The Group has transferred part of its notes receivable portfolio with a mortgage and antichretic guarantee as a result of property (land) sales, for which it received 100% of this account in cash. As part of the credit cession contract, the Group is forced to repurchase credits in arrears by three or more consecutive payments. As of June 30, 2007, the balance of this account is B/.6,890. Historically, this account's lateness has been at 1.2%.

Contingencies

Income tax

According to tax regulations in effect, income tax returns of entities constituted in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2006.

Civil Trials

1. There are two criminal actions against Cristian Miranda and Ariel Rodriguez for manslaughter, since both persons were driving vehicles owned by Empresas Melo, S. A. at the time of the accident. These cases are awaiting preliminary hearing dates.

2. A criminal proceeding against Ariel Rodriguez for alleged manslaughter. He was driving a vehicle owned by Empresas Melo, S. A. In this file a preliminary hearing took place at the First Criminal Court of the District of Panama, whereby a provisional dismissal was ruled in favor of the defendant.

Administrative Proceedings

1. An ordinary proceeding involving a high amount against Empacadora Avícola, S.A. and Henry French, an employee of the latter, in which damages are being claimed, including lost profit, moral and material damages, as a result of the traffic accident. The claim amount is B/550. This proceeding is pending, until the Court rules on this matter.

GRUPO MELO

Confianza por tradición



Reporte Anual 2006

Superando todas nuestras metas

Annual Report 2006



Reporte Anual

Annual Report

"El secreto para progresar es empezar por algún lugar.
El secreto para empezar por algún lugar es fragmentar tus complejas y abrumadoras tareas de tal manera que queden convertidas en pequeñas tareas que puedas realizar y entonces simplemente comenzar por la primera."

Mark Twain

The secret of getting ahead is getting started.
The secret of getting started is breaking your complex overwhelming tasks into small manageable tasks, and then starting on the first one.

Mark Twain



Junta Directiva

Arturo D. Melo S.
Presidente / *President*

Manuel Cabarcos
Director Principal / *Principal Director*

Jose Luis García de Paredes
Director Principal / *Principal Director*

Arturo Melo K.
Director Principal / *Principal Director*



Federico Melo K.
Director Principal / *Principal Director*

Laury Melo de Alfaro
Director Suplente / *Alternate Director*

Miguel de Janón
Director Principal / *Principal Director*

Eduardo Jaspe
Director Principa / *Principal Director*

Ricardo Sosa
Director Suplente / *Alternate Director*

Virgilio Sosa • Ausente
Director Principal / *Principal Director*

Jaime Sosa • Ausente
Director Principal / *Principal Director*



2006 fue el año de mayores ventas y utilidades en la existencia de Grupo Melo. Las ventas aumentaron de B/.160 millones en 2005 a B/.188 millones en 2006, un aumento del 18%. Las utilidades netas crecieron de B/.4.4 millones en 2005 a B/.8.8 millones en 2006, un incremento del 100%. Las utilidades netas por acción aumentaron de B/1.89 en 2005 a B/.3.80 en 2006.

Como consecuencia del aumento en utilidades y de la aplicación de la reforma tributaria, también aumentó el impuesto sobre la renta. La utilidad antes de impuesto sobre la renta fue de B/12.6 millones, un 6.69% sobre ventas. El impuesto sobre la renta fue de B/3.6 millones, un 1.94% sobre ventas, y la utilidad neta fue de B/8.8 millones, un 4.75% sobre ventas.

Durante el año 2006 también se elaboró una estrategia para los próximos cinco años, en un esfuerzo mancomunado de los ejecutivos del Grupo y su directiva, bajo la guía de los consultores internacionales Carlos Díaz y Asociados. Esta estrategia se continuará aplicando, revisando y actualizando durante 2007, usando la misma metodología que se utilizó en su diseño.

La capacidad productiva del Grupo se incrementó con un crecimiento de los activos de B/.10.0 millones, los cuales fueron aportados por B/.7.0 millones de inversión de los accionistas y B/.6.6 millones de aumento de los pasivos. Estamos creciendo en un país que se desarrolla cada día más, pero para que podamos mantener esta tasa de crecimiento, nuestro país tiene que mantenerse estable, con seguridad pública y en crecimiento. Para que todos estos objetivos puedan mantenerse es necesario que se reduzca la marginalidad, que la distribución del crecimiento económico sea justa y equitativa y que toda la ciudadanía participe en el incremento de la prosperidad.

Mensaje del Presidente

Message from the CEO

***2006** was a record year for sales and profits in the existence of Grupo Melo. Sales increased from B/.160 million in 2005 to B/.188 million in 2006, an increase of 18%. Net profits from B/.4.4 million in 2005 to B/8.8 million in 2006, an increase of 100%. Net profits per share increased from B/1.89 in 2005 to B/.3.80 in 2006.*

As a consequence of the increase in profits and the application of the tax reform, the income tax also increased. Net income before taxes was B/12.6 million, 6.69% over sales. The income tax was B/3.6 million, 1.94% over sales and net profits after taxes was B/8.8 million, 4.75% over sales.

During 2006 a strategy for the next five years was also developed, in a joint effort between the executives of Grupo Melo and its Board of Directors, under the guidance of the international consultants, Carlos Díaz y Asociados. This strategy will continue to be applied, revised and updated during 2007, using the same methodology used in its design.

The productive capacity of Grupo Melo increased with a growth in assets of B/.10.0 million, of which B/.7.0 million were contributed by the shareholders and B/.6.6 millions by an increase in liabilities. We are growing in a country that is growing, but in order to sustain this growth, our country needs to maintain stability, with public security and continuous growth. To be able to maintain these objectives it is necessary to reduce marginality, have fair and equitable distribution of economic growth and that all the citizenship participates in the increased prosperity.
Colón is the province that has the highest income per capita in our country, with a B/.10,600 average of income per year for each boy or girl, man or woman that live in this province. So, why do the unemployed carry out demonstrations or why do we see photographs of occupied residential buildings on the verge of collapsing in its neighborhoods and rural areas? The answer is obvious: there is an unfair distribution of income.

The province of Panama has the second highest income per capita, followed by Chiriqui in the third place. The other provinces have an income per capita of B/.1,800, less than one fifth of the income per capita of Colón. Of the total population of the Republic, 3.3 million in 2006, 37% lives in poverty. Four out of ten Panamanians are poor! Of these four Panamanians, two live in extreme poverty. These calculations are based on the 2006

Colón es la provincia que tiene el mayor ingreso per capita en nuestro país, con B/.10,600 de promedio de ingreso al año por cada niño o niña, hombre o mujer que reside en dicha provincia. Entonces, ¿por qué los desempleados hacen manifestaciones, o se ven fotos de edificios residenciales ocupados a punto de caerse y viviendas sin las mínimas condiciones de habitabilidad en las áreas rurales? La respuesta es obvia: hay una mala distribución del ingreso.

Panamá es la segunda provincia en cuantía de ingreso per capita y Chiriquí es la tercera. La demás provincias tienen un ingreso per capita de B/.1,800, menos de la quinta parte del ingreso per capita de Colón. Del total de población de la República, 3.3 millones en 2006, el 37% vive en la pobreza. ¡Cuatro panameños de cada diez son pobres! De estos cuatro panameños pobres, dos viven en pobreza extrema. Estos cálculos están basados en las cifras del año 2006 emitidas por la Contraloría General de la República .

Por otra parte, en el año 2006 nuestro PIB creció a una tasa de 8.3%, cifra comparable al crecimiento de China e India y muy por encima del crecimiento de Estados Unidos, Japón, Alemania e Inglaterra. El crecimiento de nuestra economía no es ni bueno, ni malo; todo depende de cómo se esté distribuyendo la nueva riqueza que se crea. Si los ricos se están haciendo relativamente menos ricos y los pobres se están haciendo relativamente menos pobres, este crecimiento es bueno y garantiza la paz social de su continuidad. Si los ricos se están haciendo más ricos y los pobres se están haciendo más pobres con este crecimiento económico, no tardará en llegar al poder algún gobernante que distribuya mejor la pobreza.

Pero estas cifras y palabras se las lleva el viento si los gobernantes de turno no ejecutan acciones efectivas para lograr una mejor y más justa distribución del ingreso y del crecimiento de la economía. Ninguno de los gobiernos posteriores al 20 de diciembre de 1989 parece haberlo hecho, a excepción del actual gobierno que se ha percatado de que la tarea no es sencilla, pero que tiene que empezarse en una forma clara y efectiva.

Los B/.30.00 al mes que se donan a numerosas madres de la Comarca Gnobé Buglé tienen un profundo significado que amerita ser analizado. La reducción de la pobreza no es fácil y no puede hacerse con rapidez. Pobreza no es sólo bajo ingreso, sino también falta de educación y oportunidades. Un ingreso per capita inferior a B/.534 anuales indica pobreza extrema y un ingreso per capita inferior a B/.953 anuales significa pobreza. El 90% de la comunidad Gnobé Buglé está en pobreza extrema. Un programa claro y efectivo de reducción significativa de la pobreza requiere un esfuerzo sostenido de una generación. Es una lucha generacional.

Esos B/.30.00 al mes que recibe la madre significan B/.360.00 más al año. Ella, obedeciendo a su instinto maternal, invertirá la mayor parte de los mismos en una mejor alimentación para sus hijos y mejorará su nutrición. Para recibir esta donación, la madre sólo tiene que cumplir

figures issued by the Office of the General Comptroller of the Republic.

On the other hand, in the year 2006 our GDP increased in a rate of 8.3%, a figure comparable to the growth of China and India and highly above the growth of the United States, Japan, Germany and England. The growth of our economy is neither good nor bad; it all depends on how the new wealth produced is being distributed. If rich people are becoming relatively less rich and poor people are becoming relatively less poor, this growth is good and it guarantees social tranquility and the continuity of this growth. If rich people are becoming richer and poor people are becoming poorer with this economic growth, a new political leader may assume power on a platform that promotes a better economic distribution.

However, these figures and words are gone with the wind, if the government of the moment do not carry effective action to achieve a better and more just distribution of the income and the economy's growth. None of the governments prior to December 20, 1989 have seem to achieved it, with the exception of the current government which has noticed that the task is not a simple one, but that it has to begin in a clear and effective manner.

The B/.30.00 a month that is donated to numerous mothers of the Gnobé Buglé Region has a deep significance that is worth being analyzed. The reduction of poverty is not an easy task and it cannot be done quickly. Poverty does not only mean low income, but also a lack of education and opportunities. An income per capita lower than B/.534 per year is defined as extreme poverty and an income per capita lower than B/.953 per year means poverty. 90% of the Gnobé Buglé region is in extreme poverty. An effective and clear program for a significant reduction of poverty requires a sustained effort throughout a generation. It is a generational battle.

This B/.30.00 per month the mother receives means B/.360.00 more annually. The mother, responding to her motherly instinct, will invest the greatest part of this income in feeding her children and she will improve their nutrition. In order to receive this donation the mother only has to comply with two requirements: send her children to the health center and to school. This means that the income shall also improve her children's health and education.

The improvement of education not only requires better nourishment and better health, but also better schools and better equipment. The "Ranch" schools are being substituted by "dignified" schools, which are being equipped with

dos requisitos: enviar a sus hijos al centro de salud y a la escuela. Eso significa que este ingreso también mejorará la salud y la educación de sus hijos.

El mejoramiento de la educación no sólo requiere mejor nutrición y mejor salud, sino también mejores escuelas y mejores equipos escolares. Las escuelas "rancho" están siendo sustituidas por escuelas "dignas", las cuales están siendo dotadas de sistemas de información y computadoras. Estos programas, para que sean efectivos en una lucha generacional para disminuir la pobreza significativamente, deben ampliarse y extenderse a lo ancho y largo del país. Estos programas son costosos y requieren que todos los beneficiados con la actual paz social y crecimiento económico contribuyan equitativa y proporcionalmente a través de su tributación a lograr una mejor distribución del ingreso.

Estamos al umbral de llegar a ser un país de primer mundo, pero con cuatro ciudadanos pobres de cada diez, nunca lo lograremos. El ingreso per capita de B/.10,600 anuales de la Provincia de Colón, con un 43% de pobreza, y el de B/.7,100 de la Provincia de Panamá, con un 21% de pobreza, son indicadores de una mala distribución del ingreso. Es imprescindible que aquellos que no tributan o no tributan equitativamente en la Provincias de Colón y Panamá, lo hagan para asegurar la paz social y llegar a ser un país desarrollado.

Grupo Melo tributará B/.3.6 millones de su utilidad antes de impuesto sobre la renta de B/.12.6 millones, o sea un 29%. Esta alta carga tributaria limita nuestro crecimiento, pero contribuye a hacer más justa la distribución del PIB y a impulsar la lucha generacional de nuestro gobierno para lograr que seamos un país desarrollado.

Los casi 4,000 trabajadores de Grupo Melo, tal vez el grupo empresarial privado con el más alto número de trabajadores en el país, lograron que las utilidades de 2006 fueran las mayores que haya tenido nuestro grupo en sus 58 años de existencia. Sin embargo, estas utilidades de B/.8.8 millones no fueron el resultado de la suma de las utilidades de todas las Divisiones del Grupo, sino el resultado de la suma de las utilidades de las Divisiones que tuvieron utilidades, menos la resta de las pérdidas de dos Divisiones. Las ventas y las utilidades del 2006 han permitido cumplir con los compromisos de la convención colectiva y del aumento del salario mínimo, con un merecido aumento al personal de confianza y con un justificado y postergado aumento a los ejecutivos del grupo.

La División Maderas tuvo un resultado poco satisfactorio en 2006. La Gerencia General y Administrativa de la División han sido reemplazadas y se espera que en 2007 la fábrica tenga un mejor resultado.

La División Almacenes tuvo una utilidad de B/.2.5 millones en 2006. En 2007 se abrirán 10 nuevos almacenes, que se sumarán a los 54 existentes. Esto significa un crecimiento similar al del año anterior. La División Maquinaria tuvo utilidades

information and computing systems. These programs in order to be effective in a generational battle to diminish poverty in a significant way must be amplified and extended throughout the country. These programs are costly and require that all who benefit from the current social peace and economic growth to contribute equitable and proportionally through their income tax to achieve a better income distribution.

We are on the threshold of becoming a first world country, but, with four out of ten citizens in poverty we will never make it. The B/.10,600 income per capita annually of the Province of Colón, with 43% of poverty, and the B/.7,100 income of the Province of Panama, with 21% of poverty, are indexes of a bad income distribution. It is essential that those who do not pay taxes or do not pay equitably in the Provinces of Colón and Panama do so in order to assure social peace and to become a developed country.

Grupo Melo will pay B/.3.6 million in taxes of its gross profits of B/.12.6 million , that is to say 29%. This high tax burden limits our growth; however, it contributes to a more equitable distribution of the GDP and to aid in the generational battle of our government in becoming a developed country.

The Grupo Melo work force of nearly 4,000 employees, quite likely the private group with the highest number of employees in the country, achieved the highest profits this group has had in its 58 years of existence. However, these B/.8.8 million in profits were not the result of the sum of the profits of all the Divisions of the Group, but the result of the profits of the Divisions who had profits, minus the losses of two Divisions. The 2006 sales and profits have enabled the fulfillment of the commitments of the collective convention and the increase in the minimum wage, with a deserved pay raise to our non-union employees and a justified and long awaited compensation of our group's executives.

The Lumber Division had a less than satisfactory result in 2006. The Division's general management and administrative personnel have been replaced and it is expected that in 2007 this operation will have a better results.

The Stores Division had profits of B/.2.5 million in 2006. Presently there are 54 stores and there are plans to open 10 new stores in 2007, a similar growth to the previous year.

The Machinery Division had profits of B/.0.9 million in 2006, reporting significant increases in sales of almost all the brands we represent. During 2006 a property of 12,000 m² was acquired on Via Tocumen, where the machinery department was

de B/.0.9 millones en 2006, y reportó aumentos significativos en las ventas de casi todas sus líneas. Durante 2006 se adquirió una propiedad de 12,000 m² en la Vía Tocumen, a donde se trasladó el departamento de Maquinaria. En el local de Villa Lucre operarán los departamentos automotriz y de llantas. Durante 2007 se esperan aumentos importantes en la venta de los departamentos de maquinaria de construcción y automotriz.

La División Restaurantes tuvo su primer año con utilidades de B/.1.0 millones y aumentó su número de locales a 45 en 2006. Se espera llegar al medio centenar en 2007. Durante el 2007 también se proyecta iniciar operaciones internacionales, ya sea con franquicias o en sociedad con empresarios de cada país. Durante 2006 la División Restaurantes mudó sus oficinas centrales y el centro de abastos a una ubicación amplia, moderna y bien ubicada en Juan Díaz, Llano Bonito.

La División Bienes Raíces sigue operando el proyecto Altos de Cerro Azul, donde ya se han desarrollado 2,000 lotes y el proyecto Altos del María, donde se espera desarrollar más de 3,000 lotes. Esta División registró una utilidad de B/.3.5 millones en 2006 y se prevén resultados similares o mejores para 2007. Durante 2006 esta División construyó nuevas oficinas centrales en Panamá y un nuevo Centro de Visitantes en Altos del María.

Las Divisiones mencionadas representan el Grupo Comercial y realizaron el 60% de las ventas en 2006. El restante 40% de las ventas corresponde al Grupo Alimentos. Durante 2006 este Grupo puso en marcha el proyecto de coinversión de Recuperación de Proteínas y participó en la construcción y patrimonio del Puerto Granelero de Desarrollo Posicional, S.A, que ya está en operación y que se terminará en junio de 2007.

Todas las empresas del Grupo Alimentos adquirieron equipos nuevos en 2006 y operan rentablemente, a excepción de la planta productora de alimentos congelados con valor agregado. Esta División reportó pérdidas en 2006, pero dichas pérdidas fueron significativamente inferiores a las presupuestadas y a las de 2005. Esta misma tendencia se espera que continúe en 2007.

Durante 2006 se participó activamente en las negociaciones del Tratado de Libre Comercio con los Estados Unidos a través de una comunicación constante con los negociadores del Ministerio de Comercio e Industrias, tratado este que fue firmado a fines del 2006. Los 10 años de protección y los ocho años de desgravación que contempla este tratado nos permitirán reestructurar nuestra producción de Alimentos en una forma que asegurará su sostenibilidad y crecimiento.

Arturo D. Melo S.

relocated, leaving the automotive and tire departments at the Villa Lucre location. During 2007 important increases in sales of the construction machinery and automotive departments are expected.

The Restaurant Division had its first year with B/.1.0 million in profits and the number of restaurants increased to 45 in 2006. It is expected to reach 50 restaurants in 2007. During 2007 there are plans to start international operations, either with franchising or with joint ventures in each country. During 2006 the Restaurant Division transferred its main offices and provisions warehouse to Llano Bonito.

The Real Estate Division is still operating the Altos de Cerro Azul's project, where 2,000 lots have already been developed and the Altos del Maria's project, where 3,000 lots are expected to be developed. This Division registered earnings of B/ 3.5 million in 2006 and similar or better results are expected for 2007. During 2006 this Division built new main offices in the city of Panama and a new Visitor Center in Altos del María.

The above mentioned Divisions represent the Commercial Group and they contributed to 60% of sales in 2006. The remaining 40% of sales corresponds to the Foods Group. During 2006 the Foods Group set in operation the co-investment project of Protein Recovery and participated in the construction and equity of Puerto Granelero de Desarrollo Posicional, S.A (Grain Terminal), which is currently in operation and will be completed in June 2007.

All the companies of the Foods Group acquired new equipment in 2006 and they are operating profitably, with the exception of the value added frozen food processing plant. This Division reported losses in 2006, but said losses were significantly lower than those forecasted and to the ones in 2005. This same tendency is expected to continue in 2007.

There was active participation in the negotiations of the Free Trade Agreement with the United States through continuous communication with the negotiators of the Ministry of Commerce and Industry, which was signed at the end of 2006. The 10 years of protection and the 8 years of gradual reduction of tariffs contemplated in this agreement will allow us to restructure our food production in a way that will assure its sustainability and growth.

Arturo D. Melo S.



información Financiera

Financial Information

Grupo Melo, S.A.

Reporte Anual al 31 de diciembre de 2006.

Annual Report - December 31, 2006.

(En miles de balboas excepto la información con asterisco)

(In thousands of Balboas except for the information with asterisk)

Resumen Financiero / *Financial Summary*	**2006**	**2005**	**2004**
Ventas - *Sales*	B/. 188,343	B/. 159,913	B/. 154,977
Utilidad Neta - *Net Profit*	B/. 8,826	B/. 4,395	B/. 176
EBITDA - *EBITDA*	B/. 23,379	B/. 16,718	B/. 10,899
Margen Bruto - *Gross Margin*	46.29%	45.57%	40.33%
Margen Neto - *Net Margin*	4.69%	2.75%	0.11%
Utilidad Neta por Acción (*) - *Net Profit per Share (*)*	B/. 3.80	B/. 1.89	B/. 0.08
Rendimiento sobre el Activo Total - *Return on Total Assets*	6.41%	3.43%	0.14%
Rendimiento sobre Patrimonio - *Return on Equity*	17.07%	9.84%	0.44%
Información Patrimonial / *Equity Information*			
Acción en Circulación (*) - *Outstanding Shares (*)*	2,323,044	2,323,044	2,324,314
Dividendo por Acción (*) - *Dividend per Share (*)*	B/. 0.76	B/. 0.05	B/. 0.39
Ultima Cotización en Bolsa por Acción (*) - *Price per Share (*)*	B/. 25.00	B/. 19.50	B/. 19.00
Capitalización del Mercado - *Market Capitalization*	B/. 58,076	B/. 45,299	B/. 44,162
Valor en Libros por Acción (*) - *Book Value per Share (*)*	B/. 22.26	B/. 19.22	B/. 17.37
Relación Precio / Valor en Libro (*) - *Price / Book Value Ratio (*)*	B/. 1.12	B/. 1.01	B/. 1.09
Relación Precio/ Utilidad por Acción (*) - *Price / Earnings Ratio (*)*	B/. 6.57	B/. 10.31	B/. 250.00
Patrimonio Neto - *Equity*	B/. 51,715	B/. 44,653	B/. 40,381
Otra Información Básica / *Further Basic Information*			
Inversión - *Investment*	B/. 7,328	B/. 3,804	B/. 1,969
Total de Activos - *Total Assets*	B/. 137,691	B/. 128,006	B/. 129,992
Propiedad y Equipos Neto - *Net Property and Equipment*	B/. 52,616	B/. 50,557	B/. 51,656
Gastos de Depreciación - *Depreciation Expenses*	B/. 5,276	B/. 4,903	B/. 4,995
Pasivos Totales - *Total Liability*	B/. 85,976	B/. 83,354	B/. 89,611
Deuda Financiera Total - *Total Financial Debt*	B/. 59,511	B/. 59,014	B/. 67,013
Total de Empleados (*) - *Total Company Personnel (*)*	3,665	3,452	3,362
Liquidez y Apalancamiento - *Liquidity and Leverage*			
Razón Corriente - *Current Ratio*	1.25	1.06	1.12
Capital de Trabajo - *Working Capital*	B/. 12,704	B/. 3,194	B/. 6,403
Relación Deuda / Capital - *Debt / Capital Ratio*	1.66	1.87	2.22
Pasivo / EBITDA - *Liability / EBITDA*	3.68	4.99	8.22
Deuda Bancaria / EBITDA - *Bank Debt / EBITDA*	2.55	3.53	6.15

Resultados / *Results*

Al cierre de diciembre de 2006 las ventas ascienden a B/. 188.3 millones, lo que representa un crecimiento de B/. 28.4 millones o 17.78% contra el año 2005, como se muestra en la gráfica.

By the end of December 2006 sales increased to B/. 188.3 million, which represents a growth of B/. 28.4 million or 17.78% compared to 2005, as shown in this graphic.


Pio Pio
ARROZ CON POLLO
POLLO ASADO


DEERE

Ventas Netas a Clientes por División / *Custumer sales per Division*

En millones de balboas / *In millions of Balboas (B/.1.00 = US $1.00)*


2006
2005
80
70
60
50
40
30
20
10
0
3.1
2.8
15.3
12.6
30.2
21.1
52.8
44.3
73.1
70.9
13.9
8.1
Maderas
Lumber
Restaurantes
Restaurant
Maquinarias
Machinery
Almacenes
Stores
Alimentos
Foods
Bienes Raices
Real Estate

"Grupo Melo alcanzó una cifra record en las utilidades y ventas"
"Grupo Melo had record profits and sales figures"

La utilidad bruta aumentó en comparación con el año anterior en B/. 14.3 millones o 19.65%, lo que se traduce en un margen bruto de 46.3%, superior al cierre del año pasado cuando se encontraba en 45.6%. Esta mejoría en el margen se debió esencialmente a la reducción de los costos y la mejora significativa del rendimiento en la producción de carne de pollo.

Los gastos generales y administrativos de Grupo Melo, S. A., a diciembre de 2006, fueron de B/. 66.2 millones, lo que representa un aumento versus diciembre de 2005 de B/. 7.7 millones u 11.62%. Este incremento se debe principalmente al aumento en los rubros de recursos humanos, gastos de ventas y gastos de transporte.

La utilidad neta para el período 2006 cerró en B/.8.8 millones, lo que es más del doble de la utilidad obtenida en el año 2005. Esta es la utilidad record alcanzada por el Grupo y ha sido producida principalmente por la consolidación de las operaciones de las diferentes Divisiones. El margen neto alcanzado fue de 4.7%, superior a 2.8% en que cerró el año anterior.






MELO Y CIA, S.A.

Compared to the previous year, gross profits increased in B/.14.3 million or 19.65%, which represents a gross margin of 46.3%, higher than last year's close, when it was at 45.6%. This spread improvement was basically due to the reduction of costs and the significant yield progress in the production of poultry meat.
General and administrative expenses of Grupo Melo S.A. were B/.66.2 millions by December 2006, which represents a growth of B/.7.7 million or 11.62% compared to December 2005. This growth is mainly due to an increase in human resources, sales and transportation expenses'.

Net profits for the 2006 period, ended in B/.8.8 million, which is more than double the profits obtained in 2005. This constitutes a record profit reached by the Group and it has been mainly produced by the consolidation of the operations of the different Divisions. The Net margin attained was 4.7%, higher than 2.8% corresponding to the end of the previous year.

Utilidad Neta / *Net Profit*
En millones de balboas
In millions of balboas
(B/.1.00 = US $1.00)


10
8
6
4
2
0
8.8
4.4
2006
2005

Liquidez / *Liquidity*

Al 31 de diciembre de 2006, los activos corrientes de Grupo Melo, S.A., ascienden a B/.63 millones, lo que equivale a un aumento con respecto a diciembre de 2005 de B/.5.8 millones o 10.12%. El principal incremento en los activos fijos se dio en los documentos y cuentas por cobrar, especialmente en las Divisiones Bienes Raíces y Maquinaria, con B/.2.2 millones y B/.1.4 millones de incremento respectivamente. Ambos incrementos están relacionados con el importante crecimiento en la actividad de estas Divisiones.

Otro de los factores que originó el aumento en los activos corrientes en la División Bienes Raíces fue el inventario de los terrenos lotificados para la venta, que incrementó en B/.1.2 millones o 33.34%.

Grupo Melo, S.A., a diciembre de 2006, cerró con un índice de liquidez de 1.25, registrando una importante mejoría versus el cierre de 2005 cuando finalizó en 1.06. Este resultado se debe básicamente a la reestructuración de la deuda, que incluyó la refinanciación de la emisión de B/. 5 millones de los Bonos de Sarasqueta y Cía que vencían este año, registrados en corto plazo, y la reducción de las necesidades de corto plazo en vista de las mejoras en la generación de flujo de efectivo.

By December 31st, 2006, Grupo Melo's current assets, climbed up to B/.63 million, which is equivalent to an increase of B/. 5.8 million or 10.12% compared to December 2005. The main growth of current assets is shown at documents and accounts receivables, especially in the Real Estate and Machinery Divisions, with an increase of B/.2.2 millions and B/.1.4millions, respectively. Both increases are related to the important growth of the activity of said Divisions.

Indice de Liquidez / *Current Ratio*


1.30
1.20
1.10
1,00
1.25
1.06
1.12
2006
2005
2004

Another factor, which originated an increase of the current assets in the Real Estate Division, was the inventory of lots for sale, which increased in B/. 1.2 million or 33.34%.

By December 2006, Grupo Melo, S.A. closed with a liquidity index of 1.25, showing an important improvement compared to 2005's end, which was of 1.06. This result is mainly due to the debt restructuring, which included the refinancing of B/. 5 million of Sarasqueta y Cía. Bonds, payable this year, recorded in short term and the reduction of the short-term demands due to the generation of cash flow improvements.

Composición de la deuda bancaria del grupo

Composition of the banking debt of the group

En millones de balboas / *In millions of balboas (B/.1.00 = US $1.00)*


40
35
30
25
20
15
10
5
0
5.0
34.1
13.7
6.7
5.0
32.9
15.8
5.3
4.0
35.1
23.8
4.1
2006
2005
2004
Vcn
Vcn
Bonos
Bonds
Préstamos a Corto Plazo
Short-term loans
Préstamos a Largo Plazo
Long-term loans

Recurso de capital / *Capital Resources*

Los activos totales a diciembre de 2006 ascienden a B/. 137.7 millones, lo que muestra un aumento de B/.9.7 millones o 7.5% con respecto al mes de diciembre de 2005. Gran parte de este incremento se debe a los activos corrientes que aumentaron en B/.5.8 millones, como se mencionó anteriormente. Los activos fijos incrementaron debido a las inversiones realizadas en el año, que ascendieron a B/. 7.3 millones, principalmente en el rubro de propiedad, equipo y mejoras netas, que aumentó en B/. 2.1 millones luego de aplicar la depreciación correspondiente. La principal inversión del año fue la compra de las instalaciones donde se ha ubicado Copama en Brisas del Golf, que ascendió a B/.1.8 millones. En estas instalaciones se estará desarrollando toda la actividad de Maquinarias y equipo John Deere de Copama. En las instalaciones de Villa Lucre Copama se mantendrá la actividad automotriz de las líneas Isuzu y Fiat

Otro de los rubros que se incrementó fue el de documentos por cobrar neto de porción corriente con B/. 1.7 millones debido a las ventas a crédito realizadas por la División de Bienes Raíces.

Los pasivos totales suman B/.85.9 millones, lo que equivale a un aumento de B/. 2.6 millones o 3.1%, esto se debe básicamente al registro de los impuestos sobre la renta por pagar, las participaciones y los depósitos de clientes.

A diciembre de 2006, Grupo Melo, presenta 1.66 como razón deuda / capital, lo que muestra una importante mejoría con respecto a diciembre de 2005, cuando cerró en 1.87. La mejoría en este índice se debe principalmente al aumento de las utilidades generadas en el período y al manejo de la deuda.

Total assets by December 2006 arose to B/. 137.7 millions, which represents an increase of B/.9.7 millions or 7.5% compared to December, 2005. Great part of this growth is due to the current assets, which increased in B/. 5.8 million as previously stated. Fixed assets increased due to the investments carried out during the year, which rose to B/. 7.3 million, mainly in the items of Real Estate, equipment and net improvements, which increased in B/. 2.1 million after deducting the corresponding depreciation. The most important investment of this year was the purchase of the premises where Copama was located in Brisas del Golf, which rose to B/.1.8 million. John Deere equipment and machinery lines are to be commercialized in these instalations. In the premises of Villa Lucre, Copama will distribute Isuzu and Fiat.

Another item, which showed an increase, was the accounts receivable of current share with B/. 1.7 million due to the credit sales carried out by the Real Estate Division.

Inversiones / *Investments*

En millones de balboas / *In millions of balboas*



8
7
6
5
4
3
2
1
0
7.3
3.8
2.0
2006
2005
2004

Patrimonio Neto y Capitalización de Mercado

Equity and Capitalization of Market

En millones de balboas / *In millions of balboas (B/.1.00 = US $1.00)*



2006
2005
2004
60
50
40
30
20
10
0
B/. 40.4
B/. 44.7
B/. 51.7
B/. 44.2
B/. 45.3
B/ 58.1
Patrimonio Neto / Net patrimony
Capitalización del Mercado / Capitalization of Market

Total liability amounts to B/. 85.9 million, which is equivalent to an increase of B/. 2.6 million or 3.1%, due to the entry of the payable income taxes, shares and customer's deposits, primarily.

By December 2006, Grupo Melo, presents 1.66 as debt/capital ratio, which shows an important improvement with respect to December 2005 when closed at 1.87. This index improvement is mainly due to the increase of the profits generated during the current period and due to the debt management.

Grupo Comercial

División Almacenes
Soluciones integrales para el trabajo, el hogar, la oficina, el jardín, el campo y la ciudad en 54 puntos de venta en todo el país.

Stores Division
Complete solutions for your work, home, office, garden, the country and the city in 54 points of sale throughout the country.

División Bienes Raíces
Líder en opciones de lotes y residencias de descanso familiar en tierras de altura en Panamá.

Real Estate Division
Leader in highland lots and recreational residences in Panama.

División Maquinaria (Copama)
Distribuidor N° 1 de vehículos comerciales ISUZU, equipo agrícola y de construcción John Deere y automóviles Fiat.

Machinery Division (Copama)
Leading Distributor of ISUZU commercial vehicles, John Deere farming and construction equipment and Fiat automobiles.

División Restaurantes
Pío Pío es la cadena de comida rápida panameña con el mayor número de restaurantes en el país.

Restaurant Division
Pío Pío is the Panamanian fast food chain with the largest number of restaurants in the country.

División Maderas (Madeca)
Pioneros en fabricación y exportación de puertas sólidas a Centroamérica, El Caribe, Canadá y Estados Unidos.

Lumber Division (Madeca) - *Pioneer in the manufacturing and export of solid doors to Central America, the Caribbean, Canada and the United States.*


MELO Y

Federico F. Melo K.
Jefe de Operaciones del Grupo Comercial y Gerente General División de Almacenes

COO Commercial Group & General Manager Stores Division


MELO


MELO Y CIA., S.A.
MELO
MELO Y CIA., S.A.

División Almacenes

Stores Division



Almacenes Agropecuarios Melo

Los 28 Almacenes Agropecuarios Melo constituyen la mayor cadena comercial de almacenes para mejorar la eficiencia y la calidad de vida de los pequeños y medianos productores del campo en Panamá. Cada Almacén Agropecuario Melo ofrece insumos para los cultivos en las parcelas y en el huerto familiar, productos para fincas ganaderas, porcinas y avícolas, herramientas, materiales para la construcción, ferretería y artículos para el hogar.

En el 2006, las ventas se incrementaron en 15.5% con respecto al 2005, lo cual representa 5 puntos porcentuales sobre lo presupuestado. Los rubros que registraron mayor crecimiento fueron los insumos, las semillas de pastos y la línea de piensos.

Este año se incrementó la capacidad de llegar a más clientes mediante nuevas sucursales y nuevas rutas de distribución. Se inauguraron los Almacenes Agropecuarios Melo de Antón y San Félix; se remodeló el almacén de Changuinola, se amplió la ruta de ventas de Chepo; se abrieron rutas en el área de Colón y se mejoró la asistencia técnica a través de un promotor de piensos para ganado e ingredientes.

Este año inició operaciones la nueva gerencia de proyectos, cuyo objetivo es ofrecer información para perfeccionar la estrategia de crecimiento de la cadena de Almacenes Agropecuarios Melo.

Melo Agricultural Stores

The 28 Agricultural Stores represent the largest commercial chain of stores of this type to improve the efficiency and quality of life of small and medium size farmers in Panama. Each Melo Agricultural Store offers supplies for crops of any size farming operation, products for cattle, pork and poultry farms, tools, building materials, hardware and household goods.

In 2006, sales increased by 15.5% with respect to 2005, which represents 5 percentage points above the estimated budget. The items that registered the greatest increases were agricultural supplies, grass seeds and feed products.

This year the capacity to reach more customers was improved by means of new branches and new distribution routes. Melo Agricultural Stores of Antón and San Félix were inaugurated; the Store in Changuinola was remodeled, the sales route for the Chepo store was enlarged; sales routes were also enlarged in the area of Colón, and technical assistance was improved by means of a promoter of cattle feed and other supplies.

This year, the new project management started operations with the aim of offering information to improve the growth strategy of Melo Agricultural Stores.

Empresa Mayorista Melo

La Empresa Mayorista Melo ofrece insumos y asistencia técnica a los productores agropecuarios en agencias ubicadas en Panamá, Aguadulce y Chiriquí. El éxito de sus resultados radica en la atención personalizada que ofrece su fuerza de venta, compuesta por ingenieros agrónomos y veterinarios que visitan las principales áreas productivas del país.

En el 2006, las ventas crecieron 14% respecto al año anterior. En los resultados se destacan el incremento de 20% en la venta de productos destinados al cultivo de piña; el aumento del 25% en la venta de semilla de pasto; el éxito del nuevo plan de financiamiento para los cultivos de exportación de cucurbitáceas (melón, sandía, zapallo); la introducción de la rotación de cultivos en la parcela demostrativa de David (maíz, arroz, frijoles); y el mejoramiento sostenido de los resultados de las parcelas demostrativas de maíz y arroz con respecto al promedio nacional en cada rubro.

Este año, en la línea de pastos se introdujo la modalidad de mini parcelas demostrativas en fincas seleccionadas, especialmente en la provincia de Darién.

Por quinto año consecutivo, el equipo de trabajo de la Empresa Mayorista Melo organizó el Congreso Interamericano de Maíz, que se realizó en Los Santos con la participación de conferencistas nacionales e internacionales que actualizaron a los asistentes en temas relacionados con preparación de suelos, nuevas tecnologías y semillas, entre otros.





Melo Wholesale Company

Melo Whosale Company offers supplies and technical assistance to farmers in its agencies located in Panama, Aguadulce and Chiriqui. The success lies in the personalized service offered by its sales force which is composed of agricultural experts and veterinarians who visit the main productive areas of the country.

In 2006, sales grew 14% with respect to last year. The results that stand out are: the 20% increase in the sale of products for the cultivation of pineapples, 25% in the sale of grass seed; the success of the new financing plan for the export of cucurbitaceous plants (melon, watermelon, pumpkin); the introduction of crop rotation in the David demonstration plot (corn, rice, beans) and the sustained improvement of the results on the demonstration plots for corn and rice in relation to the national average of each item.

This year, the demonstration mini-plot type modality in selected properties was introduced in the grass line, especially in the province of Darién.

For the fifth consecutive year Melo Wholesale Company staff organized the Inter-American Congress of Corn, which took place in Los Santos with the attendance of national and international lecturers who updated the attendees in issues related to the soil preparation, new technologies and seeds, among others.


melo
pet & garden
jardineria
mascotas
veterinaria
peluqueria
melo
pet & garden
veterinaria
melo
mascotas
melo
jardineria
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ZONA DE MASCOTAS

Empresa Melo HomeCenter y Melo Pet & Garden

En marzo del 2006, abrió sus puertas el octavo almacén de la cadena Melo Home Center y Melo Pet & Garden, reconocida por una exitosa fórmula que reúne en locales ubicados estratégicamente, productos de decoración, hogar, jardinería, mascotas, ferretería liviana y servicios veterinarios para mascotas.

El nuevo Melo Pet & Garden está ubicado en la ciudad de Panamá, en el centro comercial Los Andes. Los resultados de ventas de este local han superado significativamente las expectativas. En total, la cadena de almacenes incrementó las ventas un 18% respecto a los resultados del 2005.



La estrategia de crecimiento se ha enfocado en fortalecer la relación directa con los clientes. Este año la empresa participó en cinco ferias comerciales en diferentes lugares del país. Se concluyó la remodelación de los locales Melo Pet & Garden de Obarrio y David y de la Clínica Veterinaria de Paitilla.

Los resultados obtenidos en el 2006, también están relacionados con el incremento y mejoramiento de las diferentes líneas que se distribuyen conservando la relación precio-calidad de los productos.

El próximo año se proyecta la apertura de un nuevo almacén localizado en el centro comercial Albrook Mall, reubicar el almacén Melo Pet & Garden de David, Chiriquí, a un área mas cómoda para nuestros clientes, y construir la clínica veterinaria de Melo Pet & Garden de El Dorado. Así mismo, se remodelara la clínica veterinaria de Río Abajo.





Melo HomeCenter and Melo Pet & Garden Center

In March, 2006, the eighth outlet of the Melo Home Center and Melo Pet & Garden chain opened its doors. Said chain is recognized as a successful formula which gathers, in strategically situated premises, decoration, garden, pets products, household goods and hardware as well as veterinary services for pets.

The new Melo Pet & Garden is located in the city of Panama, in Los Andes Shopping Center. The sales results of this outlet have significantly exceeded expectations. The warehouse chain has increased its sales 18% in relation to the 2005 results.

The growth strategy has focused on strengthening the direct relationships with its customers. This year the company took part in five trade fairs in different points of the country. The remodeling of Melo Pet & Garden store in Obarrio and David and the Veterinarian Clinic of Paitilla was concluded.

The results obtained in 2006 are also related to the increase and improvement of the different lines distributed which keep the products' price-quality relationship.

Plans for next year include opening a new Pet & Garden Center in Albrook Mall, relocating the Melo Pet & Garden Store in David, Chiriqui to a more comfortable area for our customers, and building a Melo Pet & Garden veterinarian clinic in the El Dorado store. Moreover, Rio Abajo veterinarian clinic will also be remodeled.





Comasa

En el 2006 Comasa sobrepasó en 24 % las ventas en comparación con el año anterior. La empresa atiende los proyectos y las constructoras más importantes del país.

El nuevo centro de distribución de Comasa en Juan Díaz, que incluye bodegas, oficina de ventas al por mayor, sala de exhibición y salón de capacitación, ha resultado clave para la atención y la logística de las ventas a los clientes de mayor volumen.

Este año, Comasa mantuvo el liderazgo en la distribución de láminas para formaletas Aisworth, e incrementó la participación en este mercado. Para complementar esta línea, se concretó una alianza estratégica con Nox-Crete, líder en productos y aditivos para formaletas en los Estados Unidos. Este acuerdo, además, permitirá ampliar la participación en el mercado de la construcción.

En junio del 2006 abrió sus puertas el nuevo almacén Comasa Vista Alegre. Con este nuevo local se logra una mayor cobertura del área oeste metropolitana, el segundo polo de desarrollo del país.

En el 2007, se continuará el plan de introducción y distribución nacional e internacional de líneas y marcas propias, para lo cual se constituirá una fuerza de ventas internacionales y una oficina de compras en el extranjero.





Comasa

In 2006 Comasa exceeded last year's sales by 24%. The company deals with the most important projects and construction companies of the country.

The new distribution center of Comasa in Juan Díaz, which includes warehouse, wholesale offices, showrooms and training room, has turned out to be a key factor for improving the service and sales logistics to major customers in that area.

This year, Comasa kept its position as leader in the distribution of Aisworth sheets for frameworks, and increased its share of the market. In order to complete this line, a strategic alliance with Nox-Crete, leader in products and admixtures for frameworks in the United States, was accorded.

In June, 2006, the new Comasa Store in Vista Alegre opened its doors. With these new premises, there is a greater coverage of the western metropolitan area, currently the second development center of the country.



In 2007, the plan for the introduction and distribution of national and international lines and brands will be continued, for which we will set up an international sales force and a purchasing office abroad.



Multiláminas

Esta empresa es una de las más jóvenes del Grupo Melo. Inició operaciones en el año 1997 desarrollando el concepto -único en Panamá- de proveer soluciones de diseño y materiales al por mayor y al detal para ensamblar muebles de baño, cocina, oficina y closets.

Multiláminas continúa manteniendo el liderazgo y aumentó su participación en 5 puntos porcentuales en el mercado de tableros de fibra y aglomerados de madera. Las ventas de la empresa crecieron 34% con respecto al 2005. En el 2006, Multiláminas presentó sus productos en ferias comerciales especializadas en construcción y acabados con el fin de promover su novedoso concepto de negocio.

La estrategia de crecimiento de Multiláminas este año incluyó los proyectos del sector construcción. Se destaca la gran aceptación que han tenido las nuevas tecnologías para instalar closets, que permiten un ahorro del 40% con respecto a opciones similares utilizadas en el mercado de nuevos edificios.

Del mismo modo, se afinó el plan de rotación de inventarios con el fin de garantizar mayor disponibilidad y variedad de materiales a las empresas fabricantes de muebles para proyectos urbanísticos, lo cual impactó favorablemente los resultados de ventas.

La empresa ha capacitado al personal de la nueva sucursal de David para fortalecer sus conocimientos de inglés y ofrecer una mejor atención a sus clientes, que en su gran mayoría son inmigrantes provenientes de Norteamérica y Europa.

En el 2007, Multiláminas proyecta abrir un nuevo local en la ciudad de Panamá.



Multiláminas

This company is one of the youngest members of Grupo Melo. It started operations in 1997, developing the concept – unique in Panama, of providing design and materials solutions, wholesale and retail, so as to assemble furniture for bathrooms, kitchens, offices and closets.

Multiláminas is still leader in its area and furthermore increased its participation by 5 percentage points in the market of fiber boards and hardboards. The company's sales grew 34% in relation to 2005. In 2006, Multiláminas showed its products at trade fairs specialized in construction and finishing with the purpose of promoting its original business concept.





Multiláminas' growth strategy this year included major projects in the construction industry. The great acceptance that the new technologies for the installation of closets, will enable clients to save 40% with respect to other options used in the market.

In the same way, the inventory rotation plan was completed in order to guarantee greater availability and variety of materials to the manufacturers of furniture for urban projects, which affected the sales results in a favorable manner.

The company has trained the staff of its new branch in David, so as to strengthen their knowledge of English and to offer a better attention to their customers, who are mostly immigrants from North America and Europe.

Multiláminas has planned the opening of a new branch in the city of Panama in 2007.



Domingo Batista
Gerente General División Bienes Raíces
General Manager Real State Division

División Bienes Raices

Real Estate Division

La empresa Altos de Vistamares no sólo ha sido la pionera en la oferta de lotes campestres de montaña en Panamá, sino que lidera este mercado. Los Altos de Cerro Azul y Altos del María poseen ventajas difíciles de igualar, como la cercanía a la ciudad de Panamá y al aeropuerto internacional de Tocumen, en el caso de Los Altos de Cerro Azul, y el rápido acceso a las mejores playas del Pacífico, en Altos del María.

Estos proyectos cuentan con excelentes vistas panorámicas, atractivos ecoturísticos y un clima muy agradable. Disponen de infraestructura e instalaciones que combinan el ambiente campestre de montaña con el confort de la ciudad, como agua potable, electricidad, calles asfaltadas, control de entrada y áreas de recreo y esparcimiento (senderos, miradores, cascadas, flora y fauna, parques.). En Los Altos de Cerro Azul se ofrece la membresía al club de montaña, con restaurante y bar, piscina, canchas de tenis y de baloncesto y pista de patinaje. Altos del María, que tiene un creciente mercado de retirados procedentes del extranjero, ofrece los servicios de un helipuerto.

En el 2006, una agresiva política de mercadeo y publicidad puesta en marcha en el ámbito nacional e internacional tuvo como resultado un incremento de 69% en las ventas y de 74% en las utilidades. Las ventas presupuestadas fueron sobrepasadas en un 48% y las utilidades presupuestadas en un 102%. El 61% de las ventas totales de la División se realizaron a clientes provenientes de Estados Unidos, Canadá y Europa.

Con la extraordinaria venta de 245 lotes en el 2006, Altos del María logró aproximarse al millar de lotes vendidos desde que inició operaciones de venta hace 8 años. Este año las ventas se concentraron en lotes de un estándar más elevado, principalmente en los sectores de La Rioca y Santiago Apóstol.

En el 2006, en Altos del María se construyó: un moderno y amplio Centro de Visitantes, que reemplaza la antigua oficina de ventas; las nuevas oficinas administrativas, destinadas principalmente a la atención de los propietarios; un moderno control de entrada; un observatorio de aves; 600 metros de sendero y tres miradores en el Cerro Monte Azul. En el 2007 se inaugurarán las nuevas oficinas de la empresa en la ciudad de Panamá y se impulsará un agresivo programa de desarrollo y venta de lotes y de diferentes modelos de residencias. El Estado rehabilitará la carretera Bejuco– Sorá, incluyendo la construcción de un nuevo puente de dos vías sobre el río Chame. Esta obra beneficiará a más de 10 comunidades del área y mejorará el acceso a Altos del María. Del mismo modo, el próximo año, la ampliación a cuatro vías de la carretera panamericana agilizará el acceso a Los Altos de Cerro Azul.

The company Altos de Vistamares has been pioneer in the offer of country mountain lots in Panama, and is leader in this market. The projects Los Altos de Cerro Azul and Altos del Maria are difficult to equal for their advantages such as the proximity to the city of Panama and Tocumen International airport, in the case of Los Altos de Cerro Azul, and the fast access to the best beaches in the Pacific in the case of Altos del Maria.

These projects have excellent panoramic views, attractive ecotourism and very nice weather. They have the necessary infrastructure and facilities so as to have a mixture of country mountain environment and comforts of the city: drinking water, electricity, paved roads, entrance control, entertainment areas (ecological trails, lookouts, cascades, flora, fauna, and parks). In Los Altos de Cerro Azul there is the option to a membership to the mountain club, where there is a restaurant and bar, pool, tennis and basketball courts and a skating rink. Altos del María has a growing market for retired people from abroad; it also offers the services of a heliport.

In 2006, an aggressive marketing and publicity policy carried out in the national and international markets had as a result an increase of 69% in sales and 74% in profits. The budgeted sales were exceeded by 48% and the budgeted profits by 102%. 61% of the total sales in the Division were to customers from the United States, Canada and Europe.

With the extraordinary sale of 245 lots in 2006, Altos del María reached almost one thousand lots sold since it started sale operations eight years ago. This year the sales were focused on lots of a higher standard, mainly in La Rioca and Santiago Apóstol.

In 2006 the following constructions were built in Altos del María: a modern and spacious Visitors' Center, which is a substitute for the former sales office; the new administrative offices, mainly for the benefit of the proprietors', a modern entrance control, a bird observatory; 600 meters of ecological paths and three lookout points in mountain. In 2007 new offices of the company will be opened in the city of Panama and an aggressive plan for the development and sale of lots and of different types of residences will be launched. The goverment will restore the Bejuco-Sorá Road, including the construction of a new two way bridge over the Chame river. This construction work will benefit more than 10 communities within the area and will improve access to Altos del María. In the same way, next year the enlargement of the panamerican highway to four lanes will speed up the access to Altos de Cerro Azul.








copama
ISUZU
FIAT

Federico Alvarado
Gerente General División Maquinaria
General Manager Machinery Division

División Maquinaria

Machinery Division

Copama distribuye productos y servicios de marcas reconocidas internacionalmente y ofrece soluciones integrales para los sectores agrícola, construcción, comercio y transporte particular.

En el 2006, Copama superó en 35% el presupuesto de ventas y obtuvo la mayor rentabilidad de su historia.

Este año se introdujo un nuevo esquema organizacional conformado por la gerencia automotriz, cuya sede se mantiene en Villa Lucre; y la gerencia de maquinaria, que a inicios del año 2007 operará en su nueva sede, ubicada en Brisas del Golf. Este nuevo local cuenta con salas de exhibición, talleres y venta de repuestos destinados de manera exclusiva a la marca John Deere.

Copama –con la marca ISUZU- ha mantenido durante 6 años consecutivos el primer lugar de ventas de camiones comerciales gracias a la calidad de la marca, el servicio de taller, la disponibilidad de repuestos y el contacto directo con sus clientes en actividades de promoción y ferias comerciales realizadas en diversos puntos del país. Este año, COPAMA incrementó las ventas del camión doble cabina y la participación de mercado con el Pick Up D-Max.

En el 2006 se enfatizaron tres líneas de acción en la marca Fiat: Inversión en promoción, mejoramiento del servicio de soporte e introducción de nuevos modelos. En octubre se hizo el lanzamiento del Fiat IDEA, un auto de gran aceptación en mercados similares al panameño.

La línea de construcción John Deere tuvo un crecimiento en ventas de 130% por encima de lo presupuestado. El auge de los proyectos urbanísticos, los programas estatales de mejoramiento de la red vial y el turismo residencial, aunados a un plan orientado a garantizar la disponibilidad de equipos y la excelencia del equipo de ventas, fueron factores fundamentales para alcanzar estos resultados.

La empresa es la representante de maquinaria agrícola y equipos de construcción de la marca John Deere. Así mismo, es representante exclusivo de Isuzu y FIAT. Copama también distribuye rastras, sembradoras, chapeadoras, arados y surcadores; plantas eléctricas Igsa y Broadcrown; compresores industriales y de construcción Sullair, martillos hidráulicos Indeco, barredoras industriales Tennant, bombas de agua Myers y equipos de compactación Bomag, llantas Continental, General, Kumho, Sumitomo, y otros artículos de reconocidas marcas. Este año, Copama obtuvo la representación exclusiva de las llantas agrícolas e industriales Titan y Solideal.

Copama distributes products and services of internationally renowned brands and it offers complete solutions for the building industry as well as for the agricultural, commercial and transport sectors.

In 2006, Copama surpassed by 35% their sales budget and obtained the highest profitability ever.



This year, a new organizational structure was introduced with the automobile management, whose branch is still in Villa Lucre, and the machinery management, which by the beginning of 2007 will operate in its new branch in Brisas del Golf. These new premises have showrooms, workshops and sale of spare parts exclusively meant for the John Deere brand.

Copama, together with the ISUZU brand, has kept for 6 consecutive years the first place in sales of commercial trucks, due to the quality of the products, of the workshop service, the availability of spare parts and the direct contact with its customers in sales promotions and trade fairs which took place in several points of the country. This year, Copama increased the sales of Isuzu crew cab trucks and its participation in the market with the Isuzu Pick Up D-Max.

In 2006, three lines of action were emphasized with the Fiat brand: investment in promotion, improvement of the service and introduction of new models. In October, the launching of the new Fiat IDEA took place, a car with great acceptance in Panamanian-like markets.

The John Deere construction line had a sales increase of 130% in excess of the budget. The boom in urban construction projects, the state programs regarding the improvement of the road network and the residential tourism, in parallel to a plan focused on guaranteeing the equipment availability and the excellence of the sales force, were fundamental factors for achieving these results.

The company has the representation of John Deere agricultural machinery and construction equipment. Moreover, it is the exclusive agent of Isuzu and FIAT. Copama also distributes rakes, seed drills, cladding devices, plows and drills; Igsa and Broadcrown power plants, Sullair industrial and building compressors, Indeco hydraulic hammers, Tennant industrial sweepers, Myers water pumps and Bomag compacting equipment; Continental, General, Kumho, Sumitomo tires and other items of renowned brands. This year, Copama had the exclusive representation of the agricultural and industrial tires (Titan and Solideal).


ISUZU


MELO
DEERE



Eduardo Chambonnet
Gerente General División Restaurantes
General Manager Restaurant Division

División Restaurantes

Restaurant Division

Pío Pío es la cadena con la mayor cantidad de restaurantes de comida rápida en Panamá. Su liderazgo sobre reconocidas franquicias internacionales y nacionales se basa en una amplia e innovadora oferta de productos y menús con sabor panameño.

En el 2006 la División Restaurantes de Grupo Melo inauguró cuatro nuevos locales, con lo que aumentó a 42 el número de restaurantes Pío Pío. Los nuevos establecimientos están ubicados en el área sur de la terminal de transporte nacional en Albrook, Santiago de Veraguas, Arraiján y Vista Alegre de Arraiján. Además se remodelaron los restaurantes para continuar brindando el servicio que nuestros clientes necesitan.

El principal producto de Pío Pío es el pollo frito y asado en presentaciones que incluyen comidas completas, emparedados y picadas con el mejor sabor criollo. Además de la oferta de ensaladas y refrescos de frutas, este año la cadena presentó cuatro combos de desayuno que tuvieron una excelente aceptación. Así mismo, se introdujo el pastel de manzana como opción de postre, una línea que seguirá desarrollándose en el futuro.


ARROZ CON POLLO
POLLO ASADO

En septiembre comenzó a operar el servicio de venta a domicilio desde la sucursal de Marbella en horario de 8 de la mañana a 10 de la noche. Mantener altos estándares de calidad en este nuevo servicio es una prioridad para la empresa.

Este año se realizó una consultoría con el objetivo de mejorar los programas de inducción, producir material de apoyo para la capacitación y fortalecer los equipos de trabajo con el fin de garantizar las mejores condiciones para continuar la etapa de expansión de Pío Pío. Además, se enfatizó en todos los locales el cumplimiento de las normas y protocolos para asegurar la calidad y seguridad de todos los productos que se ofrecen al consumidor.

En el 2006, las ventas se incrementaron en 19%. La inversión en actividades de mercadeo continuó orientándose a destacar la identidad entre la marca y los valores nacionales tradicionales, así como a consolidar el lema: "Pío Pío... Lo mío".





Pío Pío is the fast food chain with the largest number of outlets in Panama. Its leadership over renowned international and national franchises, is the result of a wide and innovative offer of products and menus with Panamanian taste.

In 2006 the Restaurant Division of Grupo Melo opened four new restaurants, with which the number of Pío Pío restaurants went up to 42. The new restaurants are located in the southern area of the national transportation terminal in Albrook, in Santiago of Veraguas, in Arraiján and in Vista Alegre (Arraiján). In addition, several existing restaurants were remodeled in order to keep offering the service that our customers deserve.



Pío Pío's main product is fried and roast chicken in presentations which include complete foods, sandwiches and snacks with popular local flavors. In addition to the offer of salads and fruit refreshments, this year the chain presented four breakfast combos which had an excellent acceptance. Moreover, the apple pie was introduced as an option for dessert, which is a line that will continue developing in the future.

In September the delivery service was implemented from the branch in Marbella from 8 am to 10 pm. It is a top company priority to keep high quality standards for this new service.

This year an international consultant was brought in with the aim of improving induction programs, producing training support material and strengthening the work force in order to guarantee the best conditions to continue Pío Pío's expansion stage. Moreover, the compliance with the regulations and protocols to secure the quality and safety of all the products offered to the consumer was emphasized at all outlets.

In 2006 sales increased by 19%. The investment in marketing activities kept focusing on emphasizing the brand as a traditional national value, as well as it consolidated the slogan: "Pío Pío... Lo mío" (Pío Pío... My choice").


Pío Pío



División Maderas

Lumber Division

La División Maderas de Grupo Melo (Madeca) es el mayor productor y exportador panameño de puertas sólidas.

La venta a mercados internacionales de los productos diseñados y elaborados completamente en la fábrica es una de las principales áreas de expansión de la División Maderas. Las ventas totales de Madeca crecieron un 10% respecto al 2005. Las exportaciones se incrementaron 17 puntos porcentuales. El fortalecimiento de la alianza con el agente distribuidor en Estados Unidos y la exportación a ese país del 38% del total de ventas al exterior, confirman la consolidación de la estrategia de crecimiento.

La empresa continuó exportando puertas de alta calidad a Costa Rica, República Dominicana y Puerto Rico e incursionó con embarques en el mercado canadiense. La clave de los resultados obtenidos en los mercados internacionales radica en la capacidad de la empresa de garantizar la calidad, fundamentalmente en diseño, acabados y cumplimiento.



Madeca invirtió en una consultoría con expertos internacionales con el fin de mejorar procesos en las áreas de producción y acabados. Además se amplió el entrenamiento en control y aseguramiento de calidad. Este año se registró una mejora de 20% en la productividad en la sección de acabados.

Las ventas en el país constituyen el 60% de las ventas totales. Los resultados obtenidos y las perspectivas de crecimiento en el mercado nacional están ligados al desarrollo de proyectos urbanísticos que eligen materiales de excelente calidad.

Para el año 2007, Madeca se prepara para continuar expandiendo sus operaciones y mejorar procesos para satisfacer los requisitos de la demanda en el mercado nacional e internacional.

Grupo Melo's Lumber Division (Madeca) is the greatest Panamanian producer and exporter of solid doors.

The sale of products designed and manufactured completely in the plant directed at international markets is one of the main areas of expansion of the Lumber Division. Madeca's total sales increased by 10% in relation to 2005. Exports increased 17 percentage points. The strengthening of the alliance with the distributor in the United States and the exportation to said country of 38% of the total export sales, confirm the consolidation of the growth strategy.





The company kept exporting high quality doors to Costa Rica, Dominican Republic and Puerto Rico and penetrated into the Canadian market. The results obtained in the international markets lie in the capacity of the company to guarantee high quality, especially regarding the design, finishing and compliance.

Madeca invested in a consultancy with international experts with the aim of improving the processes in the production and finishing areas. Moreover, the training in control and quality assurance was extended. This year there was an improvement of 20% in the productivity of the finishing section.

The sales in this country represent a 60% of the total sales. The results obtained and the growth perspectives in the national market are related to the development of urban projects which require materials of excellent quality.

Madeca is prepared to continue expanding its operations and improving the processes in order to meet the requirements of the international and national market's demands by the year 2007.







Grupo Alimentos



Piensos - En las dos plantas de procesamiento del Grupo Alimentos Melo, se producen más de 400 toneladas de piensos todos los días. El 80% de la producción se destina a las fincas del Grupo. La empresa cuenta con la mejor capacidad de almacenaje de granos en Panamá.

Animal Feed *- In both Melo processing plants, more than 400 tons of feed per day is produced. 80% of the production of feed is destined to the Group's poultry production. The company has the best capacity for the storage of grain in Panama.*

Producción - Las 83 fincas de Pollos de Engorde, Gallinas Ponedoras y Gallinas Reproductoras de Grupo Alimentos Melo operan bajo estrictas normas de seguridad y eficiencia, supervisadas permanentemente por nuestro Centro de Investigación Avícola Tropical. También Grupo Melo exporta huevos fértiles a Centroamérica, Colombia y El Caribe.

Production *- The 83 Chicken farms for breeders and broilers operate under strict safety and efficiency regulations, permanently supervised by our Tropical Poultry Investigation Center. Grupo Melo also exports fertilized eggs to Central America, Colombia and The Caribbean.*

Procesamiento y Mercadeo - Melo ofrece al mercado nacional pollo fresco en una amplia variedad de cortes, y comercializa huevos de mesa, embutidos y productos de valor agregado a través de agencias, supermercados y 90 rutas de distribución en el interior del país.

Processing and Marketing *- Grupo Melo offers a wide variety of cuts of fresh poultry to the national market, as well as it commercializes eggs, sausages and other products with added value through agencies, supermarkets and 90 distribution routes within the country.*

Valor Agregado - La planta de embutidos y la planta de valor agregado "Manuel E. Melo" (MEM), pasan sistemáticamente por auditorias internas y externas para garantizar los estándares del mercado nacional y de franquicias internacionales de comida rápida establecidas en Centroamérica y Colombia. La planta MEM es la más moderna de la región y puede procesar hasta 4,000 libras de carne de pollo por hora.

Added value *- The further processing plant and the added value plant, "Manuel E. Melo (MEM)", are audited by internal and external audits to guarantee the national market's standards and those from the international franchises of fast foods established in Central America and Colombia. The MEM plant is the most modern one of the region and is able to process up to 4,000 pounds of poultry meat per hour.*

2006



Arturo D. Melo K.
Jefe de Operaciones de Grupo de Alimentos

COO of Foods Group



Daniel Céspedes
Gerente General Alimentos - Piensos
General Manager Animal Feeds

Piensos

Animal Feed

Piensos (Sarasqueta y Cia.) opera dos plantas de procesamiento de alimentos para animales en La Chorrera y Las Mañanitas. En el 2006 la empresa logró la mayor participación de mercado del sector (24%).

2006 fue un año de crecimiento histórico para Alimentos Piensos. La producción aumentó un 7.4% y las ventas a través de los almacenes agropecuarios Melo superaron en un 21%, lo presupuestado.

La empresa optó por una política agresiva de compra de ingredientes en el primer trimestre del año, lo que permitió eludir el incremento de los precios del maíz y la soya que se registró a partir de abril. Este año, de nuevo, los cargamentos de ingredientes importados se recibieron en la terminal portuaria del Atlántico, lo que permite eliminar los costos asociados al cruce por el Canal de Panamá, que se registran cuando se utiliza el puerto de Balboa, en el Pacífico. Estos dos elementos – compra de ingredientes a buen precio y ahorro en el flete marino- contribuyeron a disminuir el impacto del incremento de los precios de la electricidad y el combustible.

Las ventas directas de la empresa aumentaron 64%. Las perspectivas de crecimiento económico del país impulsaron las inversiones de los criadores de ganado vacuno y porcino, lo que incrementó la demanda de ingredientes y de piensos para este sector. El 80% de la producción de Sarasqueta y Cía, se destina a las fincas del Grupo Alimentos. El porcentaje restante se distribuye a través de la cadena de Almacenes Agropecuarios Melo (Melo y Cia) y por venta directa en las plantas de producción.

Este año se amplió la flota vehicular de camiones graneleros y se reemplazaron dos silos de almacenaje en la planta de Mañanitas. Para el próximo año se invertirá en tecnología de dosificación y mezclado. Así mismo se inició el cambio de la distribución de piensos en sacos a distribución a granel en las fincas de contratistas del Grupo Alimentos, lo que contribuye a tecnificar y bajar los costos de la industria.

Durante el 2006 continuó la construcción de la terminal de granos ubicada en el Atlántico, que será inaugurada en el primer semestre del 2007. Esta inversión de un grupo de empresas avícolas tendrá un impacto considerable en la disminución de los costos de producción de Alimentos Piensos.

Animal Feed (Sarasqueta y Cía.) operates in two feed processing plants in La Chorrera and Las Mañanitas. In 2006 the company achieved the greatest market share of the sector (24%).

2006 was a year of historic growth for Animal Feed. Production increased by 7.4% and sales grew 21% above what had been budgeted, through the Melo Agricultural Stores.

The company chose an aggressive policy purchase of ingredients for the first quarter of the year. This enabled the avoidance of the increase in corn and soy prices which had been recorded since April. This year the shipment of imported ingredients were also received in the port terminal of the Atlantic, which helped eliminate expenses related to the crossing of the Panama Canal applicable when the Balboa port in the Pacific is used. These two elements, purchase of ingredients at a good price and saving of the maritime freight, helped control the impact of the increase of prices of electricity and fuel.

The direct sales of the company increased in 64%. The perspectives of economic growth of the country promoted investments in the cattle and pork producers' sectors, which increased the demand for ingredients and feed for said sectors. 80% of the Sarasqueta y Cia production was destined to the Food Group's chicken farms. The remaining percentage is distributed between Melo Agricultural Stores chain (Melo y Cia) and through direct sale in the production plants.

This year the vehicle fleet of bulk-carriers was expanded and two storage silos were replaced in the Mañanitas plant. Next year there will be an investment on dosage and mixing technology. Moreover, we started changing the distribution of feed, from bags to the distribution in bulk in the installations of the Food Group's contractors which helped lowering expenses through better technology.

During 2006 the building of the grain terminal located in the Atlantic continued. It will be opened on the first semester of the year 2007. This investment coming from there poultry companies shall have a considerable impact in the decrease of the production expenses for animal feed.








CHICK MASTER
29
MEL

Diógenes Becerra
Gerente General Alimentos - Producción
General Manager Foods - Production

Producción

Production

La calidad de la producción avícola del Grupo Alimentos Melo es el resultado de la aplicación de un complejo sistema de normas de bioseguridad y el mejoramiento de la eficiencia en las operaciones de 39 fincas de Pollos de Engorde, 22 fincas de Gallinas Ponedoras y 22 fincas de Gallinas Reproductoras, ubicadas en Cerro Azul, Sorá, La Mesa de Pacora, Bique, La Chorrera y Chepo.

La disminución del costo de producción es uno de los objetivos estratégicos de la producción avícola del Grupo. En el 2006 esta estrategia se basó en dos elementos, el mejoramiento de los parámetros de producción y la incorporación de nueva tecnología.

En el área de productividad, los principales logros con respecto al 2005 fueron la disminución de la mortalidad en 1.45% y el mejoramiento de la conversión alimenticia en 0.07. La producción de huevos comerciales registró un incremento de 7% y el departamento de huevos fértiles logró un aumento de 2.26% en los nacimientos en la incubación.

Durante el año 2006 se ejecutó un ambicioso programa de inversiones en equipos de automatización destinados a las fincas de La Chorrera y La Mesa, las de mayor volumen de producción de Pollos de Engorde.

En el departamento de huevos fértiles se continuó con la incorporación de tecnología de ambiente controlado en las fincas del sector de Los Miradores, cuya producción está destinada a la exportación.

En el área de generación de energía eléctrica, se culminó la primera etapa del proyecto de interconexión y sincronización de las hidroeléctricas de Cerro Azul, lo que permitirá reducir el costo de este rubro en la producción avícola de las fincas ubicadas en este sector.









The quality of poultry production in Melo Foods Group is the result of the application of a complex system of bio-safety regulations and the improvement of efficiency in the operations of 39 farms of chickens broilers, 22 farms of chicken layers and 22 farms of breeder hens located in Cerro Azúl, Sorá, La Mesa de Pacora, Bique, La Chorrera and Chepo.

The decrease of production costs is one of the strategic objectives of Foods-Production. In 2006 this strategy was based on two elements: the improvement of production parameters and the incorporation of new technology.



Within the area of productivity, the main achievements with respect to 2005 were the decrease of mortality by 1.45% and the improvement of food conversion by 0.07. Commercial eggs production recorded an increase of 7% and the department of fertilized eggs reached an increase of 2.26% in the incubation births.

During 2006 an ambitious program was executed regarding the investment on automation equipment destined for the properties of La Chorrera and La Mesa, which are the ones with the most production volume of chickens broilers.

The department of fertilized eggs kept incorporating controlled environment technology at Los Miradores farms in Pacora. The production of these farms is geared for exportation.

In the area of electric power generation, the first stage of the project for the interconnection and synchronization of hydroelectric power stations of Cerro Azul was completed. This will help reduce the cost of energy in the poultry farms in this area.





General Manager Marketing

Procesamiento y Mercadeo

Processing and Marketing

Alimentos-Procesamiento y Mercadeo garantizan que la producción de las fincas avícolas del Grupo Alimentos llegue en óptimas condiciones de bioseguridad a la planta de valor agregado Manuel E Melo y a la planta de Embutidos y Conservas de Pollo, S.A. Atiende la demanda de pollo de la cadena de restaurantes Pío Pío, produce una gran variedad de cortes para el mercado nacional y opera una amplia red de distribución de pollo y huevos frescos.



Este año, la tecnología adquirida, el mantenimiento preventivo y la eficiencia de los diferentes equipos de trabajo, permitieron mejorar la eficiencia en 55% con respecto al 2005. Del mismo modo, la adquisición de nueva tecnología permitió incrementar la calidad del agua que llega a nuestra planta de tratamiento de aguas servidas.

Las ventas de pollo crecieron 5.8% (específicamente, 8.1% en las agencias, 7.5% en las rutas de distribución y 2% en supermercados). Las agencias con mayor incremento fueron las de Panamá, Colón, Provincias Centrales y Chiriquí. Estos resultados están vinculados al mejoramiento de los tiempos de entrega, la calidad de la cadena de frío, la variedad de productos y la ampliación de la red de distribución.

En el 2006, se abrieron nuevas rutas en Chiriquí, Bocas, Azuero, Santiago y Panamá. Al final del año se contabilizaron más de 100 rutas en todo el país. También se adquirieron nuevos vehículos equipados con un sistema de refrigeración que incluye compartimientos separados para el manejo de productos congelados y frescos.

Este año se consolidó la proyección de Mega Huevo, la mascota del Grupo Alimentos, en ferias comerciales, actividades deportivas y donaciones benéficas. Las jornadas realizadas en centros educativos dirigidas a promover el consumo del huevo, la proteína más barata disponible en el mercado, se enfocaron en vincular la buena alimentación con la satisfacción de sobresalir en el deporte, la cultura y la escuela.

En el 2007 se invertirá en adquisición de nueva tecnología para mejorar la eficiencia y se continuará con el plan de reemplazo de la flota vehicular.

Foods-ProcessingandFoods-Marketing, guarantee that the poultry farms production offer state-of-the-art bio security practices to assure the highest quality when they reach our plants. They attend the demand for poultry of the restaurant chain Pio Pio, produce chicken in different presentations for the national market and operate a wide distribution network of fresh poultry and eggs.

This year, the acquired technology, the preventive maintenance and the efficiency of the different work teams, permitted an efficiency improvement of 55% in relation to 2005. Likewise, the acquisition of new technology enabled the improvement in the quality of the water reaching our sewage treatment plant.

Poultry sales grew 5.8% (specifically, 8.1% in the agencies, 7.5% in the distribution routes and 2% in the supermarkets). The agencies with major increase were those from Panama, Colón, Central Provinces and Chiriquí. These results are related to the improvement of the delivery timings, the quality of the cold chain, the variety of products and the extension of the distribution network.

In 2006 new routes were opened in Chiriquí, Bocas, Azuero, Santiago and Panama. By the end of the year there were more than 100 routes throughout the country. Moreover, new vehicles equipped with refrigeration systems including different compartments for the handling of frozen and fresh products were acquired.



This year we will launch the campaign for our mascot "Mega Huevo" [Mega Egg], in trade fairs, sport and charity activities. The activities carried out in schools and learning facilities was oriented to promote egg consumption, the cheapest protein available in the market and were focused on relating good nutrition with the satisfaction of standing out in sports, culture and school.

In 2007, investment in the acquisition of new technology to improve the efficiency will be our main objective and the plan for the replacement of the vehicular fleet shall be continued.







Mega - Huevo


ROBERTO
MELO

Roberto Tribaldos
Gerente General Valor Agregado
General Manager Value Added

Valor Agregado

Value Added

El Grupo Alimentos Melo procesa productos derivados de pollo en más de 60 diferentes presentaciones en la planta de valor agregado Manuel E. Melo y en la planta de procesamiento de Pueblo Nuevo. Los productos de valor agregado Melo se exportan a Centroamérica, el Caribe, Colombia y Taiwán.

La planta Manuel E. Melo (MEM) es una de las más modernas de América Latina, tiene capacidad para procesar 4,000 libras de carne por hora y es operada bajo estrictas normas de bioseguridad por un equipo de profesionales que garantizan la elaboración de productos de excelente calidad destinados a suplir mercados dentro y fuera del país. En el año 2006, autoridades sanitarias de países a los cuales exportamos realizaron cuatro auditorias a la planta MEM y certificaron que la planta cumple con todos los requisitos sanitarios exigidos por sus países para producir alimentos de alta calidad para el consumo humano.

Este año, las exportaciones crecieron 14% con respecto al 2005. Las ventas al exterior constituyeron el 38% de las ventas totales de Alimentos Valor Agregado. Los mercados que registraron mayor crecimiento fueron Honduras (26%), Nicaragua (21%) y Colombia (10%). La negociación de tratados de libre comercio abrirá nuevas oportunidades para impulsar el crecimiento de las ventas internacionales.

En el mercado nacional se registró un incremento de la venta de embutidos, que fue acompañado con el diseño de nuevos productos con presentaciones específicas para algunas regiones del país. Este año, el auge inmobiliario de la provincia de Chiriquí y de las áreas turísticas de playa ha generado un aumento de la demanda de estos productos.

Las ventas totales de Alimentos Valor Agregado se incrementaron en 7%. Para el año 2007, se proyecta un incremento significativo a través del desarrollo y comercialización de nuevos productos con alto valor percibido y con gran potencial para la exportación.



Melo Food Group processes poultry by-products in more than 60 different presentations in the Added Value plant, Manuel E. Melo, and in the Further Processing plant of Pueblo Nuevo. Melo Added value products are exported to Central America, the Caribbean, Colombia and Taiwan.

Manuel E. Melo plant (MEM) is one of the most modern plants in Latin America. It has the capacity to process 4,000 pounds of meat per hour and it is operated under strict bio safety regulations by a professional staff who guarantees the manufacturing of excellent products destined to supply markets inside and outside the country. In 2006, the sanitary authorities of the countries to which we export carried out four audits to the MEM plant and certified that the plant meets all the sanitary requirements demanded by their countries to produce safe food for human consumption.





This year exportations grew 14% in relation to 2005. The export sales comprised a 38% of the total sales of Food-Added Value. The markets which recorded a major growth were Honduras (26%), Nicaragua (21%) and Colombia (10%). The negotiation of free trade agreements will open new opportunities to increase the international sales growth.

In the national market there was an increase in the further processing sales together with the design of new products with specific presentations for some regions within the country. This year, the real estate boom in the province of Chiriqui and in the tourist beach areas has generated an increase for the demand of our products.

The total sales of Food-Added Value increased by 7%. For 2007 we foresee a significant increase through the development and commercialization of new products with perceived high value and great potential for exportation.


MELO
MELO





Direcciones

Addresses



División Almacenes
Stores Division
Vía España 2313, Río Abajo.
Apdo. Postal 0816-07582
Tel. 221-0033 / 323-6900
Fax: 224-8972

División Maquinaria
Línea Automotriz (Isuzu y Fiat)
Machinery Division
Automotive Line (Isuzu and Fiat)
Vía Domingo Díaz, frente a la urbanización Villa Lucre.
Apdo. Postal 0816-07582
Tel: 274-9000
Fax: 274-9090

División Maquinaria
Equipo y Maquinaria John Deere
Machinery Division
John Deere Equipment and Machinery
Vía Domingo Diaz, frente a la urbanización Brisas del Golf.
Apdo. Postal 0816-07582
Tel: 290-8300
Fax: 290-8384

División Maderas
Lumber Division
Cabuya, Pacora, Km.1. Vía Principal.
Apdo. Postal 0816-07582
Tel: 295-0505
Fax: 295-0587

División Bienes Raíces
Real Estate Division
Calle 1, Los Ángeles.
Edificio L 18.
Apdo. Postal 0827-00125
Tel: 260-4813
Fax: 260-1557

División Restaurantes
Restaurant Division
Ave José Agustín Arango. Llano Bonito, Juan Díaz.
Apdo. Postal 0816-03965
Tel: 233-9300
Fax: 233-9333 / 233-9344

Piensos
Animal Foods
Las Mañanitas. Vía Tocumen.
Apdo. Postal 813-0673, Zona 13
Tel: 292-5666
Fax: 292-5603

Producción
Foods-Production
Cerro Azul, Pacora.
Calle principal, Ave. Los Caobos.
Apdo. Postal 0839-00603
Tel: 297-0048 / 297-0028
Fax: 297-0082

Procesamiento y Mercadeo
Foods-Processing and Marketing
Vía España, 2214 A, Río Abajo.
Apdo. Postal 0816-07582
Tel: 221-1011 / 221-1367
Fax: 221-4983

Valor Agregado
Foods-Added Value
Planta Manuel E. Melo.
Final Calle 1, Juan Díaz.
Apdo. Postal 0816-07582
Tel: 290-8800
Fax: 290-8818

Dirección Corporativa
Corporate Direction

Eduardo A. Jaspe L.
Vicepresidente de Finanzas, Planeamiento y Tesorería
Finance, Planning and Treasury Director

Laury Melo de Alfaro
Directora de Recursos Humanos
Human Resources Director

Rogelio A. Williams C.
Contralor
Comptroller

Jorge Azcarraga
Director de Estudio y Desarrollo de Proyectos
Proyect Studies and Development Director

Amir Nilipour
Director de Investigación y Aseguramiento y Calidad
Investigation and Quality Assurance Director

Paul Degracia Z.
Director de Asuntos Jurídicos y Corporativos
Legal and Corporate Director

Juan Arguinzoni
Director de Informática
Information Technology Director

Javier José Vallarino
Director de Relaciones Laborales
Labor Relations Director

Jorge Paredes
Jefe de Auditoria Interna
Internal Audit Chief

Ricaurte Castrellón
Director de Crédito y Finanzas
Credit and Finance Director

Lorena Gómez
Jefe de Relaciones Públicas
Public Relations Chief



GRUPO MELO
Confianza por tradición

Vía España 2313, Rio Abajo | Apdo. Postal 0816-07582 | Tel: (507) 221-0033 | Fax: (507) 224-2311

www.grupomelo.com

END